Exhibit 99.1





貝殼控股有限公司
KE Holdings Inc.

（A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability）

Stock Code: 2423

INTERIM REPORT
2022

Contents



KEY ACHIEVEMENTS

- **Gross transaction value (GTV)**[1] was RMB1,225.5 billion for the six months ended June 30, 2022, representing a decrease of 46.5% from RMB2,290.4 billion in the same period of 2021. **GTV of existing home transactions** was RMB767.6 billion for the six months ended June 30, 2022, representing a decrease of 42.1% from RMB1,325.4 billion in the same period of 2021. **GTV of new home transactions** was RMB415.4 billion for the six months ended June 30, 2022, representing a decrease of 50.6% from RMB841.7 billion in the same period of 2021. **GTV of home renovation and furnishing** was RMB1.5 billion, compared to RMB0.1 billion in the same period of 2021. **GTV of emerging and other services** was RMB41.0 billion for the six months ended June 30, 2022, representing a decrease of 66.8% from RMB123.2 billion in the same period of 2021.

- **Net revenues** were RMB26.3 billion for the six months ended June 30, 2022, representing a decrease of 41.3% from RMB44.9 billion in the same period of 2021.

- **Net loss** was RMB2,485 million for the six months ended June 30, 2022, compared to net income of RMB2,174 million in the same period of 2021. **Adjusted net loss**[2] was RMB592 million for the six months ended June 30, 2022, compared to adjusted net income of RMB3,140 million in the same period of 2021.

- **Number of stores** was 42,831 as of June 30, 2022, a 19.0% decrease from 52,868 as of June 30, 2021. **Number of active stores**[3] was 41,118 as of June 30, 2022, a 16.2% decrease from 49,046 as of June 30, 2021.

- **Number of agents** was 414,915 as of June 30, 2022, a 24.4% decrease from 548,600 as of June 30, 2021. **Number of active agents**[4] was 380,284 as of June 30, 2022, a 23.9% decrease from 499,690 as of June 30, 2021.

- **Mobile monthly active users (MAU)**[5] averaged 43.0 million for the three months ended June 30, 2022, compared to 52.1 million for the three months ended June 30, 2021.

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1. GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2. Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled "Management discussion and analysis – Non-GAAP financial measures" for details.

3. Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.
   "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4. "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5. "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

CHAIRMAN'S STATEMENT

Dear Shareholders,

In the first half of 2022, we achieved resilient performance in the face of tremendous challenges in a complex environment. Strong synergies have been demonstrated among our housing transaction services, home renovation and furnishing services and home rental services. The synergies further strengthened our belief in the "One body, two wings" strategy, which we firmly believe will yield long-term economic benefits and position us well to capture the rising demand in the burgeoning sector of "better living."

In the second quarter, many of our platform members, including nearly half of the 147 middle- and senior-management members, on *Beike* platform joined the front line temporarily as junior agents, intern designers, or rookie housekeepers and conducted hands-on work. Going back to the front line and seeking answers from the day-to-day work of ordinary service providers have empowered us to dive deeper into the industry and prompted us to again think about how to truly help our service providers, to improve their productivity, job security and enhance their sense of happiness at work, whilst strengthening our value of "admirable service."

BUSINESS REVIEW FOR THE REPORTING PERIOD

Existing home transaction services

In the first half of 2022, our continuous investments in a series of management mechanism and products related to existing home transaction services supported our outperformance versus the industry during the market recovery. We stabilized the scale of stores and agents under our Agent Cooperation Network (ACN) to facilitate business developments. Meanwhile, we enhanced the quality and efficiency of our services and fortified our business moat via improved products and strong operations. We refined the management of existing home transaction services with a focus on property listings by optimizing the property listing allocation mechanism and improving listing maintenance quality as well as agents' maintenance capabilities. Through a business leads allocation system driven by big data and matching algorithms, we encouraged stores to deepen their community engagement, focusing on operations and improving conversion rates. In addition, in order to provide a more standardized and reliable signing experience to our customers, we launched our signing system "Ji Qian/*Lucky Sign* 2.0," featuring functions including risk notification and transaction service procedures.

On the other hand, we solidified the industry leading position of our proprietary brand *Lianjia* by strengthening scientific management. We rectified loss-making *Lianjia* stores with a scientific approach and built flagship premium stores in many cities. By restructuring our local operational teams and reducing store rental costs, we lowered *Lianjia's* fixed costs and consistently lowered *Lianjia's* breakeven point.

During the resurgence of COVID-19 in the first half of 2022, we continued to uphold our "community friendly" business philosophy and devoted ourselves to the fight against COVID-19 in residential neighborhoods, gaining recognition from local governments and community residents, which further reinforced our brand image. As the pandemic eased, we promptly resumed offline operations in the shortest time, offering qualified services as usual and better fulfilling the customers' pent-up demand for housing transactions.

CHAIRMAN'S STATEMENT

New home transaction services

In the first half of 2022, in the context of debt pressure and sluggish consumer demand for new homes, developers' sales generally fell far short of their targets. We have been vigorously reaching corporate-to-corporate collaboration with selected developers, including state- and centrally-owned developers, to continuously improve the quality and the marketability of projects we sell. In order to better manage our risks of accounts receivable collection, we continued to reinforce management execution and promote the "Commission in Advance" model and other sales-focused strategies, which consistently improved sell-through efficiency.

The sales channel penetration ratio of selected developers is rising. From the industry perspective, channel penetration ratio of both state- and centrally-owned developers and private developers rose considerably quarter-over-quarter in the second quarter of 2022. Our strategic partnership with selected developers indicates that more and more state- and centrally-owned developers as well as private developers are embracing channels broadly to enhance their competitiveness through effective channel utilization.

"Commission in Advance" model is a new channel payment strategy for our new home transaction services, and is instrumental in enhancing our sales efficiency. By offering developers to pay us in advance and agents to get their commission earlier, it motivates agents to more proactively promote housing project sales and acquire customers to drive sell-through. As a result, projects with "Commission in Advance" have entered a positive cycle of fast sell-through and efficient commission settlement, achieving an all-win situation for developers, agents and our platform.

Home renovation and furnishing services

In the first half of 2022, our home renovation and furnishing services achieved breakthrough growth, especially after our completion of the acquisition of Shengdu, a full-service home renovation service provider in China, in late April.

Our full-service renovation products and services provided a substantial uplift to furniture and home furnishing sales business (in categories such as customized furniture, soft furnishings, electrical appliances, etc.). The advantages of diversified home renovation and furnishing products and services are becoming increasingly prominent, allowing us to acquire customers once and sell multiple types of merchandises and services. This will increase the sales of higher-margin customizations and furnishings, hence enhancing the average contract price and our overall profitability.

In the second quarter of 2022, we established an organizational structure and integrated rules to support traffic sharing and referrals between housing transaction services and home renovation and furnishing services. Real estate brokerage store owners can receive commissions within five days after their referred traffic to home renovation and furnishing services signs contract, as such fully incentivizing traffic referrals.

As of June 30, 2022, we had 136 stores for home renovation and furnishing services in 24 cities. Meanwhile, we continuously improved delivery quality and customer satisfaction while growing in scale. We are committed to quality service with a set of transparent frameworks covering the service providers' admission, grading, promotion and reward. We also conducted online and offline standardized and detailed construction progress management to completely fulfill our service promise of "10 promises for 10 worries with full attention and devotion."

CHAIRMAN'S STATEMENT

Home rental services

In the first half of 2022, we achieved a rapid and high-quality development in our home rental services while attaching great importance to cost control and turnover efficiency, aiming to achieve sustainable business operations in the long-run.

The high-quality development of our Carefree Rent model, our rental property management services, benefits from the deep customer resources we accumulated through our housing transaction services, years of experience in offline business management and digitalization capabilities. While actively and prudently expanding scale, we continued to improve operational efficiency via four pivots including acquiring quality homes, setting reasonable rental prices, speeding up leasing and strengthening efficiency management. Through our Carefree Rent business, homeowners are able to build up the trust in Beike and develop strong stickiness, positioning us to be their first choice when they want to sell their homes in the future.

In addition, undertaking our social responsibility to support business as a force for good, we jointly launched the New Youth Initiative in June with several brokerage brands to provide fresh college graduates with favorable rentals, commission reductions or exemptions, and ensure authentic listings to improve their rental experience. As of July 31, 2022, over 8,000 transactions were made under the New Youth Initiative, saving the graduates a total of more than RMB12.0 million. By doing so, we are also expanding our users' coverage to the young generation, raising our brand awareness among them as we are striving to better meet their long-term demands for living services, including home purchases, home sales and home renovation.

BUSINESS OUTLOOK

Looking ahead to the second half of 2022, we would like to highlight that a recovery of the real estate market is on the horizon, and government policies have been on the supportive side with a focus on meeting demands for better housing. We will seize the opportunity to further improve efficiency through a host of cost-management measures to boost synergy, allocate resources in a more efficiency-oriented and risk-averse way, and strike a balance between profitability and investments in new businesses.

Yongdong Peng
Chairman and Chief Executive Officer
Hong Kong, September 22, 2022

MANAGEMENT DISCUSSION AND ANALYSIS

NET REVENUES

Net revenues decreased by 41.3% to RMB26.3 billion for the six months ended June 30, 2022, compared to RMB44.9 billion in the same period of 2021. The decrease was primarily attributable to the decline in total GTV. **Total GTV** was RMB1,225.5 billion for the six months ended June 30, 2022, representing a 46.5% decrease compared to RMB2,290.4 billion in the same period of 2021 due to the disruption on the recovery of the market for existing home transactions caused by the emergence of COVID-19 in certain regions and the corresponding restrictive measures for the six months ended June 30, 2022, and the market for new home transactions remained weak since the second half of 2021 as many real estate developers were facing liquidity and delivery challenges.

- **Net revenues from existing home transaction services** decreased by 41.1% to RMB11.7 billion for the six months ended June 30, 2022, compared to RMB19.8 billion in the same period of 2021, primarily due to a 42.1% decrease in GTV of existing home transactions to RMB767.6 billion for the six months ended June 30, 2022, from RMB1,325.4 billion in the same period of 2021.

  Among that, **(i) commission revenue** decreased by 43.3% to RMB10.1 billion for the six months ended June 30, 2022, from RMB17.8 billion in the same period of 2021, primarily due to a decrease in GTV of existing home transactions served by *Lianjia* stores of 44.2% to RMB365.3 billion for the six months ended June 30, 2022, from RMB654.5 billion in the same period of 2021; and

  (ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company's platform, decreased by 22.1% to RMB1.6 billion for the six months ended June 30, 2022, from RMB2.1 billion in the same period of 2021, mainly due to a 40.0% decrease of GTV of existing home transactions served by connected agents on the Company's platform to RMB402.3 billion for the six months ended June 30, 2022, from RMB670.9 billion in the same period of 2021. The lower decline rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was partially attributable to the increased penetration level of value-added services including transaction contracting services and a moderate increase in the commission rate of existing home transaction charged by connected stores.

- **Net revenues from new home transaction services** decreased by 47.2% to RMB12.6 billion for the six months ended June 30, 2022, from RMB23.8 billion in the same period of 2021, primarily due to the decrease of GTV of new home transactions of 50.6% to RMB415.4 billion for the six months ended June 30, 2022, from RMB841.7 billion in the same period of 2021. Among that, the GTV of new home transaction services completed on the *Beike* platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels was RMB342.6 billion for the six months ended June 30, 2022, compared to RMB700.6 billion in the same period of 2021, while the GTV of new home transactions served by *Lianjia* brand was RMB72.9 billion for the six months ended June 30, 2022, compared to RMB141.1 billion in the same period of 2021.

- **Net revenues from home renovation and furnishing** were RMB1.1 billion for the six months ended June 30, 2022, compared to RMB80 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022.

- **Net revenues from emerging and other services** decreased by 17.1% to RMB1.0 billion for the six months ended June 30, 2022, from RMB1.2 billion in the same period of 2021, primarily attributable to the decrease of net revenues from financial services which was partially offset by the increase of net revenues from rental property management services.

COST OF REVENUES

Total cost of revenues decreased by 38.4% to RMB21.4 billion for the six months ended June 30, 2022, from RMB34.7 billion in the same period of 2021.

- **Commission – split**. The Company's cost of revenues for commissions to connected agents and other sales channels was RMB8.8 billion for the six months ended June 30, 2022, compared to RMB16.3 billion in the same period of 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels for the six months ended June 30, 2022 compared with the same period of 2021.

- **Commission and compensation – internal**. The Company's cost of revenues for internal commission and compensation was RMB9.0 billion for the six months ended June 30, 2022, compared to RMB15.0 billion in the same period of 2021, primarily due to the decrease in the GTV of exiting home and new home transactions completed through *Lianjia* agents.

- **Cost of home renovation and furnishing**. The Company's cost of revenues for home renovation and furnishing was RMB791 million for the six months ended June 30, 2022, compared to RMB75 million in the same period of 2021, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022.

- **Cost related to stores**. The Company's cost related to stores was RMB1,760 million for the six months ended June 30, 2022, compared to RMB1,778 million in the same period of 2021, mainly due to the decreased number of *Lianjia* stores and which was partially offset by the increase in cost related to contract service centers for the six months ended June 30, 2022 compared to the same period of 2021.

- **Other costs**. The Company's other costs decreased by 35.8% to RMB1.1 billion for the six months ended June 30, 2022, from RMB1.6 billion in the same period of 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues, the decreased funding costs and provisions related to financial services and the decreased offline activities costs due to COVID-19 outbreaks in certain regions for the six months ended June 30, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT

Gross profit was RMB4.9 billion for the six months ended June 30, 2022, compared to RMB10.1 billion in the same period of 2021. **Gross margin** was 18.7% for the six months ended June 30, 2022, compared to 22.6% in the same period of 2021. The decrease in gross margin was mainly due to i) a relatively higher percentage of cost related to stores of net revenues as a result of the decrease of net revenues for the six months ended June 30, 2022 compared to the same period of 2021, and ii) a lower contribution margin of existing home transactions resulted from a relatively higher percentage of fixed compensation costs for *Lianjia* agents for the six months ended June 30, 2022 compared to the same period of 2021.

INCOME (LOSS) FROM OPERATIONS

Total operating expenses decreased by 8.2% to RMB7.4 billion for the six months ended June 30, 2022, from RMB8.0 billion in the same period of 2021.

- **General and administrative expenses** were RMB3.8 billion for the six months ended June 30, 2022, compared to RMB4.3 billion in the same period of 2021, mainly due to the decrease of provision for credit losses, personnel costs and overheads, as well as conferences and travel expenses as a result of the COVID-19 outbreaks in certain regions, which were partially offset by increased share-based compensation expenses and additional severance costs incurred for the six months ended June 30, 2022.

- **Sales and marketing expenses** were RMB2.0 billion for the six months ended June 30, 2022, compared to RMB2.3 billion in the same period of 2021, mainly due to the decrease of the brand advertising and promotional marketing activities, which was partially offset by sales and marketing expenses of Shengdu.

- **Research and development expenses** were RMB1.5 billion for the six months ended June 30, 2022, compared to RMB1.4 billion in the same period of 2021, mainly due to additional severance costs incurred for the six months ended June 30, 2022.

Loss from operations was RMB2.4 billion for the six months ended June 30, 2022, compared to income from operations of RMB2.1 billion in the same period of 2021. **Operating margin** was negative 9.3% for the six months ended June 30, 2022, compared to 4.7% in the same period of 2021, primarily due to i) a relatively lower gross profit margin, and ii) an increase of the percentage of total operating expenses of net revenues as a result of the decrease of net revenues for the six months ended June 30, 2022 compared to the same period of 2021.

Adjusted loss from operations[6] was RMB1.1 billion for the six months ended June 30, 2022, compared to adjusted income from operations of RMB3.2 billion in the same period of 2021. **Adjusted operating margin**[7] was negative 4.3% for the six months ended June 30, 2022, compared to 7.2% in the same period of 2021. **Adjusted EBITDA**[8] was RMB237 million for the six months ended June 30, 2022, compared to RMB4.6 billion in the same period of 2021.

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6   Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled "Management discussion and analysis – Non-GAAP financial measures" for details.

7   Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled "Management discussion and analysis – Non-GAAP financial measures" for details.

MANAGEMENT DISCUSSION AND ANALYSIS

NET INCOME (LOSS)

Net loss was RMB2.5 billion for the six months ended June 30, 2022, compared to net income of RMB2.2 billion in the same period of 2021.

Adjusted net loss was RMB592 million for the six months ended June 30, 2022, compared to adjusted net income of RMB3.1 billion in the same period of 2021.

NON-GAAP FINANCIAL MEASURES

The Company also uses adjusted income (loss) from operations, adjusted net income (loss), adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. We believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). We also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments.

MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents a reconciliation of income (loss) from operations to adjusted income (loss) from operations, net income (loss) to adjusted net income (loss) and adjusted EBITDA for each of the periods indicated:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Income (loss) from operations	**(2,435,963)**	2,129,031
Share-based compensation expenses	**957,459**	868,852
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**262,459**	235,119
Impairment of goodwill, intangible assets and other long-lived assets	**76,244**	–
Adjusted income (loss) from operations	**(1,139,801)**	3,233,002
Net income (loss)	**(2,485,342)**	2,174,373
Share-based compensation expenses	**957,459**	868,852
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	**262,459**	235,119
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	**352,223**	(138,660)
Impairment of goodwill, intangible assets and other long-lived assets	**76,244**	–
Impairment of investments	**251,002**	–
Tax effects on non-GAAP adjustments	**(5,830)**	613
Adjusted net income (loss)	**(591,785)**	3,140,297
Net income (loss)	**(2,485,342)**	2,174,373
Income tax expense	**619,255**	1,192,509
Share-based compensation expenses	**957,459**	868,852
Amortization of intangible assets	**271,506**	247,739
Depreciation of property and equipment	**468,048**	375,621
Interest income, net	**(273,454)**	(150,764)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	**352,223**	(138,660)
Impairment of goodwill, intangible assets and other long-lived assets	**76,244**	–
Impairment of investments	**251,002**	–
Adjusted EBITDA	**236,941**	4,569,670

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the Reporting Period and up to the Latest Practicable Date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2022, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB50.0 billion, compared to RMB56.1 billion as of December 31, 2021. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
	(unaudited)	(unaudited)
Net cash provided by operating activities	3,808,031	3,474,372
Net cash used in investing activities	(11,338,319)	(10,396,836)
Net cash provided by (used in) financing activities	35,872	(943,174)
Effect of exchange rate change on cash, cash equivalents and restricted cash	142,610	(305,354)
Net decrease in cash and cash equivalents and restricted cash	**(7,351,806)**	(8,170,992)
Cash, cash equivalents and restricted cash at the beginning of the period	26,732,209	49,537,475
Cash, cash equivalents and restricted cash at the end of the period	**19,380,403**	41,366,483

MANAGEMENT DISCUSSION AND ANALYSIS

INDEBTEDNESS

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of June 30, 2022 RMB (in thousands) (unaudited)	As of December 31, 2021 RMB
Current:		
Short-term borrowings	356,670	260,000
Short-term funding debts	133,400	194,200
Lease liabilities	3,476,704	2,752,795
Sub-total	3,966,774	3,206,995
Non-current:		
Lease liabilities	5,117,682	4,302,934
Total	9,084,456	7,509,929

Except as disclosed herein, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2022.

MATERIAL ACQUISITION

On April 20, 2022, the Group completed the acquisition of Shengdu for an aggregate consideration of RMB3.92 billion cash and restricted 44,315,854 Class A ordinary shares. Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China. With 20 years of operating experience, Shengdu has now achieved full coverage in East China market and is gradually expanding its business in more major cities across the country, providing quality one-stop home renovation and furnishing services for a large customer base. The acquisition was structured as a merger in which Shengdu became a wholly-owned subsidiary of the Company. Shengdu's businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group's capabilities in providing better renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material. For further details, please refer to "Notes to the Unaudited Condensed Consolidated Interim Financial Information – 23. Business Combinations" and the listing document dated May 5, 2022 issued by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As of June 30, 2022, no property, plant and equipment was pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

We did not have detailed future plans for significant investments or capital assets as of June 30, 2022.

GEARING RATIO

As of June 30, 2022, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 36.1% (as of December 31, 2021: 33.2%).

FOREIGN EXCHANGE EXPOSURE

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

Historically, the RMB has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollars was approximately 5.0% for the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to changes in interest rates is mainly from floating-rate borrowings, which include all our long-term borrowings. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause the future cash flows to fluctuate over time.

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

MANAGEMENT DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Our capital expenditures were RMB313.4 million for the six months ended June 30, 2022. Capital expenditures represent cash paid for purchase of property and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2022:

	As of June 30, 2022 RMB (in thousands) (unaudited)
Purchase of property and equipment	6,386
Purchase of services	2,319
Investment commitments[i]	120,418
Operating leases commitments[ii]	516,000
Total	**645,123**

(i)   Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements, the payment is due in one year.

(ii)   Operating leases commitments represent the Group's obligations for leasing premises.

As of June 30, 2022, our total contractual obligations included RMB6.4 million in obligation to purchase property and equipment, RMB2.3 million in obligation to purchase services, RMB120.4 million in investment commitment, and RMB516.0 million in operating lease commitments, and our funding debt obligations included RMB133.4 million in obligation to repay the consolidated trusts and RMB1.2 million in obligation to repay the interest.

We did not have any other long-term obligations or guarantees as of June 30, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

As of June 30, 2022, we had a total of 102,803 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2022:

Function	Number of employees
Agents and supporting staff	70,675
Platform operation	9,037
Research and development	2,462
Business development, sales and marketing	11,778
Administration and management	8,851
Total	**102,803**

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KE Holdings Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 17 to 122, which comprises the interim condensed consolidated balance sheets of KE Holdings Inc. (the "Company") and its subsidiaries and consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (together, the "Group") as at 30 June 2022 and the interim condensed consolidated statements of comprehensive income (loss), the interim condensed consolidated statements of changes in shareholders' equity (deficit) and the interim condensed consolidated statements of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

OTHER MATTER

The comparative information for the interim condensed consolidated balance sheet is based on the audited financial statements as at 31 December 2021. The comparative information for the interim condensed consolidated statements of comprehensive income (loss), changes in shareholders' equity (deficit) and cash flows, and related explanatory notes, for the period ended 30 June 2021 has not been audited or reviewed.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
23 August 2022

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	3	12,379,043	20,446,104
Restricted cash	3	7,001,360	6,286,105
Short-term investments	4	30,639,098	29,402,661
Short-term financing receivables, net of allowance for credit losses of RMB133,664 and RMB131,558 as of June 30, 2022 and December 31, 2021, respectively	7	515,104	702,452
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,317,194 and RMB2,151,271 as of June 30, 2022 and December 31, 2021, respectively	6	5,695,132	9,324,952
Amounts due from and prepayments to related parties	26	394,216	591,342
Loan receivables from related parties	26	49,617	42,788
Prepayments, receivables and other assets	5	3,741,472	3,129,950
Total current assets		**60,415,042**	69,926,354
Non-current assets:			
Property and equipment, net	8	2,042,609	1,971,707
Right-of-use assets	10	8,585,427	7,244,211
Long-term financing receivables, net of allowance for credit losses of RMB60 and RMB204 as of June 30, 2022 and December 31, 2021, respectively	7	2,440	10,039
Long-term investments, net	11	25,328,412	17,038,171
Intangible assets, net	9	1,965,645	1,141,273
Goodwill	12	4,980,388	1,805,689
Long-term loan receivables from related parties	26	30,461	–
Other non-current assets		1,015,758	1,181,421
Total non-current assets		**43,951,140**	30,392,511
TOTAL ASSETS		**104,366,182**	100,318,865

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
LIABILITIES			
Current liabilities			
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB64,349 and RMB61,836 as of June 30, 2022 and December 31, 2021, respectively)	14	**5,485,495**	6,008,765
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB746 and RMB142,723 as of June 30, 2022 and December 31, 2021, respectively)	26	**405,011**	584,078
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB370,658 and RMB404,715 as of June 30, 2022 and December 31, 2021, respectively)		**9,380,733**	9,834,247
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,785,589 and RMB3,407,217 as of June 30, 2022 and December 31, 2021, respectively)		**6,096,967**	4,181,337
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB50,837 and RMB37,308 as of June 30, 2022 and December 31, 2021, respectively)		**280,825**	567,589
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of June 30, 2022 and December 31, 2021, respectively)	13	**356,670**	260,000
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,470 and RMB9,618 as of June 30, 2022 and December 31, 2021, respectively)	10	**3,476,704**	2,752,795
Short-term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB133,400 and RMB194,200 as of June 30, 2022 and December 31, 2021, respectively)	16	**133,400**	194,200
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,073 and RMB7,590 as of June 30, 2022 and December 31, 2021, respectively)		**3,122,374**	1,101,929
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB181,754 and RMB197,900 as of June 30, 2022 and December 31, 2021, respectively)	15	**3,561,129**	3,451,197
Total current liabilities		**32,299,308**	28,936,137

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Non-current liabilities			
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,483 and RMB4,483 as of June 30, 2022 and December 31, 2021, respectively)	19	**293,164**	22,920
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and RMB3,416 as of June 30, 2022 and December 31, 2021, respectively)	10	**5,117,682**	4,302,934
Other non-current liabilities		**542**	1,381
Total non-current liabilities		**5,411,388**	4,327,235
TOTAL LIABILITIES		**37,710,696**	33,263,372
Commitments and contingencies	27		
SHAREHOLDERS' EQUITY			
KE Holdings Inc. shareholders' equity:			
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated; 3,635,326,756 and 2,705,911,235 Class A ordinary shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively; and 157,894,050 and 885,301,280 Class B ordinary shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	21	**491**	489
Additional paid-in capital		**79,929,628**	78,972,169
Statutory reserves		**483,887**	483,887
Accumulated other comprehensive loss		**(1,550,221)**	(2,639,723)
Accumulated deficit		**(12,329,140)**	(9,842,846)
Total KE Holdings Inc. shareholders' equity		**66,534,645**	66,973,976
Non-controlling interests		**120,841**	81,517
TOTAL SHAREHOLDERS' EQUITY		**66,655,486**	67,055,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**104,366,182**	100,318,865

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, unless otherwise noted)

	Note	For the Six Months Ended June 30,	
		2022 RMB	2021 RMB
Net revenues:			
Existing home transaction services		**11,686,265**	19,824,630
New home transaction services		**12,576,293**	23,814,158
Home renovation and furnishing		**1,106,916**	79,705
Emerging and other services		**955,583**	1,152,085
Total net revenues	2.21	**26,325,057**	44,870,578
Cost of revenues:			
Commission-split		**(8,802,934)**	(16,264,194)
Commission and compensation-internal		**(8,983,795)**	(14,954,955)
Cost of home renovation and furnishing		**(791,046)**	(74,735)
Cost related to stores		**(1,759,832)**	(1,777,638)
Others		**(1,059,258)**	(1,649,534)
Total cost of revenues		**(21,396,865)**	(34,721,056)
Gross profit		**4,928,192**	10,149,522
Operating expenses:			
Sales and marketing expenses		**(1,982,513)**	(2,297,778)
General and administrative expenses		**(3,777,808)**	(4,309,749)
Research and development expenses		**(1,527,590)**	(1,412,964)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	**(76,244)**	–
Total operating expenses		**(7,364,155)**	(8,020,491)
Income (loss) from operations		**(2,435,963)**	2,129,031
Interest income, net	18	**273,454**	150,764
Share of results of equity investees		**31,470**	34,107
Fair value changes in investments, net		**(339,952)**	346,163
Impairment loss for equity investments accounted for using measurement alternative	11	**(251,002)**	–
Foreign currency exchange gain (loss)		**(40,742)**	7,588
Other income, net	17	**896,648**	699,229
Income (loss) before income tax expense		**(1,866,087)**	3,366,882
Income tax expense	19	**(619,255)**	(1,192,509)
Net income (loss)		**(2,485,342)**	2,174,373
Net income attributable to non-controlling interests shareholders		**(952)**	(3,900)
Net income (loss) attributable to KE Holdings Inc.		**(2,486,294)**	2,170,473
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders		**(2,486,294)**	2,170,473

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30,	
		2022 RMB	2021 RMB
Net income (loss)		(2,485,342)	2,174,373
Other comprehensive income (loss)			
Currency translation adjustments		1,398,895	(397,662)
Unrealized loss on available-for-sale investments, net of reclassification		(309,393)	(2,709)
Total other comprehensive income (loss)		1,089,502	(400,371)
Total comprehensive income (loss)		(1,395,840)	1,774,002
Comprehensive loss (income) attributable to non-controlling interests shareholders		(952)	(3,900)
Comprehensive income (loss) attributable to KE Holdings Inc.		(1,396,792)	1,770,102
Comprehensive income (loss) attributable to KE Holdings Inc.'s ordinary shareholders		(1,396,792)	1,770,102
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted			
– Basic	25	3,569,657,105	3,521,948,998
– Diluted	25	3,569,657,105	3,590,416,704
Net income (loss) per share attributable to ordinary shareholders			
– Basic	25	(0.70)	0.62
– Diluted	25	(0.70)	0.60
Share-based compensation expenses included in:	20		
Cost of revenues		175,385	234,272
Sales and marketing expenses		59,559	70,130
General and administrative expenses		548,032	338,977
Research and development expenses		174,483	225,473

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Non-controlling Interests	Total Equity (Deficit)
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	3,548,492,330	489	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493
Net income (loss)	–	–	–	–	–	(2,486,294)	(2,486,294)	952	(2,485,342)
Exercise of share options	15,196,168	2	–	–	–	–	2	–	2
Vesting of restricted share units	24,735	–	–	–	–	–	–	–	–
Share-based compensation	–	–	957,459	–	–	–	957,459	–	957,459
Appropriation to statutory reserves	–	–	–	–	–	–	–	–	–
Currency translation adjustments	–	–	–	–	1,398,895	–	1,398,895	–	1,398,895
Acquisition of subsidiaries with non-controlling interests	–	–	–	–	–	–	–	38,372	38,372
Unrealized loss on available-for-sale investments, before reclassification	–	–	–	–	(309,393)	–	(309,393)	–	(309,393)
Balance at June 30, 2022	3,563,713,233	491	79,929,628	483,887	(1,550,221)	(12,329,140)	66,534,645	120,841	66,655,486

	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Non-controlling Interests	Total Equity (Deficit)
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	3,491,415,360	482	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516
Net income	–	–	–	–	–	2,170,473	2,170,473	3,900	2,174,373
Exercise of share options	44,737,208	6	–	–	–	–	6	–	6
Share-based compensation	–	–	868,853	–	–	–	868,853	–	868,853
Appropriation to statutory reserves	–	–	–	1,339	–	(1,339)	–	–	–
Currency translation adjustments	–	–	–	–	(397,662)	–	(397,662)	–	(397,662)
Acquisition of subsidiaries with non-controlling interests	–	–	–	–	–	–	–	23,134	23,134
Disposal of a subsidiary	–	–	–	–	–	(6,779)	(6,779)	–	(6,779)
Unrealized loss on available-for-sale investments, before reclassification	–	–	–	–	(2,709)	–	(2,709)	–	(2,709)
Balance at June 30, 2021	3,536,152,568	488	78,302,735	394,173	(2,234,458)	(7,065,309)	69,397,629	54,103	69,451,732

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2022 RMB	2021 RMB
Cash flows from operating activities:		
Net income (loss)	**(2,485,342)**	2,174,373
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation of property and equipment	**468,048**	375,621
Amortization of intangible assets	**271,506**	247,739
Net impairment losses on financial assets	**98,552**	337,645
Impairment of goodwill, intangible assets and other long-lived assets	**76,244**	–
Provision of credit losses for financing receivables	**1,962**	117,022
Deferred tax benefits	**165,180**	–
Share of results of equity investees	**(31,470)**	(34,107)
Dividends received from long-term investments	**20,695**	40,453
Fair value changes in investments	**339,952**	(346,163)
Impairment loss for equity investments accounted for using measurement alternative	**251,002**	–
Investment income	**(466,372)**	(184,688)
Foreign currency exchange loss (gain)	**40,742**	(7,588)
Gain on disposal of property, equipment and intangible assets	**(460)**	(442)
Share-based compensation expenses	**957,459**	868,852
Changes in assets and liabilities:		
Accounts receivable and contract assets	**3,493,814**	(898,263)
Amounts due from and prepayments to related parties	**197,126**	(48,175)
Prepayments, receivables and other assets	**(23,718)**	295,451
Right-of-use assets	**(810,563)**	(939,027)
Other non-current assets	**41,073**	6,206
Accounts payable	**(1,225,646)**	(548,730)
Amounts due to related parties	**(179,067)**	160,886
Employee compensation and welfare payable	**(942,330)**	(1,353,038)
Customer deposits payable	**1,915,630**	2,619,926
Contract liabilities	**783,209**	106,755
Lease liabilities	**1,095,779**	994,333
Accrued expenses and other current liabilities	**59,016**	23,693
Income taxes payable	**(303,152)**	(549,928)
Other liabilities	**(838)**	15,566
Net cash provided by operating activities	**3,808,031**	3,474,372

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
Cash flows from investing activities:		
Purchases of short-term investments	**(24,977,548)**	(23,537,416)
Maturities of short-term investments	**27,161,071**	21,736,427
Cash paid for business combinations, net of cash acquired	**(3,111,472)**	(12,533)
Proceeds from disposal of a subsidiary, property, equipment and long-lived assets	**9,582**	4,155
Purchases of property, equipment and intangible assets	**(313,364)**	(810,241)
Financing receivables originated	**(4,720,182)**	(24,979,638)
Collections of financing receivables principal	**4,913,167**	24,520,150
Purchases of available-for-sale debt investments	**(1,242,573)**	–
Purchases of long-term investments	**(9,255,560)**	(7,877,030)
Proceeds from disposal of other long-term investments	**235,850**	557,687
Loans to related parties	**(50,124)**	(11,000)
Repayments of loans from related parties	**12,834**	12,603
Net cash used in investing activities	**(11,338,319)**	(10,396,836)
Cash flows from financing activities:		
Cash paid for non-controlling interests in subsidiaries	**–**	(870)
Proceeds from issuance of ordinary shares upon exercise of share option	**2**	6
Proceeds from short-term borrowings	**140,000**	–
Repayments of short-term borrowings	**(43,330)**	–
Proceeds from funding debts	**133,400**	313,343
Repayments of funding debts	**(194,200)**	(1,255,653)
Net cash provided by (used in) financing activities	**35,872**	(943,174)
Effect of exchange rate change on cash, cash equivalents and restricted cash	**142,610**	(305,354)
Net decrease in cash and cash equivalents and restricted cash	**(7,351,806)**	(8,170,992)
Cash, cash equivalents and restricted cash at the beginning of the period Including:		
Cash and cash equivalents at the beginning of the period	**20,446,104**	40,969,979
Restricted cash at the beginning of the period	**6,286,105**	8,567,496
Total	**26,732,209**	49,537,475

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
Cash, cash equivalents and restricted cash at the end of the period		
Including:		
Cash and cash equivalents at the end of the period	**12,379,043**	30,544,499
Restricted cash at the end of the period	**7,001,360**	10,821,984
Total	**19,380,403**	41,366,483
Supplemental disclosures:		
Cash paid for income taxes	**(752,695)**	(1,678,217)
Cash paid for interest	**(5,760)**	(1,516)
Non-cash investing activities		
Changes in accounts payable related to property and equipment addition	**(92,295)**	(5,299)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. ORGANIZATION

(a) Principle activities, subsidiaries and VIEs

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the "VIE"s) and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

As of June 30, 2022, the details of the Company's major subsidiaries and consolidated VIEs (inclusive of the VIEs' subsidiaries) are as follows:

Name	Place and date of incorporation or acquisition	Registered/ Issued and paid-up capital ('000)	Economic interest held	Principal activities and place of operation
Major subsidiaries				
Beike Group (Cayman) Limited	Cayman Island, August 6, 2018	USD6,000,010	100%	Investment holding in Cayman Island
Beike Group (BVI) Limited	British Virgin Islands, July 12, 2018	USD10	100%	Investment holding in British Virgin Islands
Sharehome HK International Limited	Hong Kong, December 16, 2016	HKD1,000	100%	Investment holding in Hong Kong
Beike (Tianjin) Investment Co., Ltd. ("Beike Tianjin")	PRC, September 29, 2018	USD500,000	100%	Investment holding in the PRC
Jinbei (Tianjin) Technology Co., Ltd. ("Jinbei Technology")	PRC, August 22, 2018	USD100	100%	Investment holding in the PRC
Beike Jinke (Tianjin) Technology Co., Ltd. ("Beike Jinke")	PRC, October 30, 2018	USD5,000	100%	Investment holding in the PRC
Lianjia (Tianjin) Enterprise Management Co., Ltd. ("Lianjia Enterprise Management")	PRC, August 13, 2018	RMB209,539	100%	Investment holding in the PRC
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. ("Lianjia Zhidi")	PRC, July 25, 2005	RMB10,000	100%	Agency service in the PRC
Deyou Real Estate Agency Co., Ltd. ("Deyou Real Estate Agency")	PRC, September 5, 2002	RMB50,000	100%	Agency service in the PRC
Beike Zhaofang (Beijing) Technology Co., Ltd. ("Beike Zhaofang")	PRC, August 3, 2015	RMB10,000	100%	Research and development in the PRC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION (continued)

(a)   Principle activities, subsidiaries and VIEs (continued)

Name	Place and date of incorporation or acquisition	Registered/ Issued and paid-up capital ('000)	Economic interest held	Principal activities and place of operation
Beike Technology Co., Ltd.	PRC, June 28, 2017	RMB100,000	100%	Research and development in the PRC
Consolidated VIEs				
Beijing Lianjia Real Estate Brokerage Co., Ltd. ("Beijing Lianjia")	PRC, September 30, 2001	RMB13,558	100%	Mobile application development and operation in the PRC
Beijing Yiju Taihe Technology Co., Ltd. ("Yiju Taihe")	PRC, July 23, 2010	RMB753,036	100%	Holding company of licensed financial business in the PRC
Tianjin Xiaowu Information & Technology Co., Ltd. ("Tianjin Xiaowu")	PRC, November 14, 2017	RMB10,000	100%	Mobile application and webpage development and operation in the PRC
Subsidiaries of VIEs				
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	PRC, November 10, 2006	RMB1,000,000	100%	Financing guarantee in the PRC
Beijing Ehomepay Technologies Co., Ltd.	PRC, August 8, 2013	RMB100,000	100%	Third party payment in the PRC

(1)   The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

(b)   History and reorganization of the Group

The Group commenced operations in the PRC in 2001 through Beijing Lianjia, which was established in September 2001 by Mr. Zuo Hui (the "Founder" and permanent chairman emeritus of the Company). Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. During January 2017, the Group restructured Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated financial service businesses, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, the Group incorporated Tianjin Xiaowu, to conduct operations related to value-added telecommunication services. The Founder is the ultimate controlling party of the Group as he has held majority voting power over the Group throughout the Group's history.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION (continued)

(b)   History and reorganization of the Group (continued)

Along with the launch of the Group's Beike platform, the Company was incorporated in the Cayman Islands in July 2018 as the Group's holding company to facilitate offshore financing. During July to December 2018, the Company established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike Tianjin, Jinbei Technology, and Beike Jinke, all of which are the Company's wholly-owned PRC subsidiaries (collectively, "WFOEs"). Through a series of transactions, most of the original subsidiaries of Beijing Lianjia have become the subsidiaries of the applicable WFOEs and the Group's other PRC subsidiaries. For example, most of Beijing Lianjia's operating entities are transferred to Lianjia Zhidi and Lianjia Enterprise Management, both of which are wholly-owned subsidiaries of Beike Tianjin.

Then, through a series of reorganization transactions (the "Reorganization"), the Company obtained control over Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements. In connection with the Reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders' affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of the Company as applicable, substantially in proportion to their previous respective equity interests in Beijing Lianjia and Yiju Taihe prior to the Reorganization. To effect the Reorganization, the Group returned onshore capital of RMB3,000 million and RMB6,931 million to preferred shareholder in 2018 and 2019, respectively. Such capital was reinjected to the Group offshore in 2019.

The Reorganization was completed on December 28, 2018.

During the second quarter of 2020, certain subsidiaries of Yiju Taihe operating businesses that do not restrict foreign ownership became the subsidiaries of the WFOEs.

On July 22, 2020, the Company effected a 5-for-1 share subdivision, following which each of the Company's issued ordinary shares and preferred shares was subdivided into five ordinary shares and preferred shares, respectively. Upon the subdivision, the number of shares reserved for issuance under the Company's existing share incentive plans and the number of shares to be issued under the options and other awards granted by the Company pursuant to the existing share incentive plans were adjusted to reflect the subdivision. All applicable share data, per share amounts and related information in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the 5-for-1 share subdivision.

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION (continued)

(c)   Basis of Presentation for the Reorganization

During the Reorganization, the shareholding percentages and rights of each shareholder of the Group are substantially the same in Beijing Lianjia, Yiju Taihe and in the Company immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for as a common control transaction because the Founder has control over the Group before and after the Reorganization.

There was no change in the basis of presentation of the financial statements resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts. The financial statements are prepared as if the corporate structure of the Group had been in existence since inception of the Group.

(d)   VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group ("Nominee Shareholders"). A series of contractual agreements have been entered into by and among PRC consolidated subsidiaries, the VIEs and their respective Nominee Shareholders. The Company depends on these contractual arrangements to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group's relevant PRC subsidiaries' options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group's consolidated financial statements.

The following is a summary of the contractual agreements (collectively, "Contractual Agreements") that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

i)   Contractual Agreements with VIEs

Power of Attorney

Pursuant to the power of attorney agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, each Nominee Shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders' meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the Nominee Shareholder continues to be a shareholder of the VIEs.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(d) VIE Companies (continued)

i) Contractual Agreements with VIEs (continued)

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay the WFOEs services fees, which will be determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective except that the WFOEs are entitled to terminate the agreements in writing.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs irrevocably grant the respective WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs (except for 3.03% of Beijing Lianjia's equity interests pledged to a third party as of December 31, 2018, while the pledge was removed in December 2019 and all equity interests were subject to the exclusive option agreements). The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of the VIEs further undertake to pay to the WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans) or undertake any actions that may adversely affect the VIEs' operating status and asset value. These agreements will remain effective until all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or its designated person. Jinbei Technology has the unilateral right to terminate the agreement with Tianjin Xiaowu.

1. ORGANIZATION (continued)

(d) VIE Companies (continued)

i) Contractual Agreements with VIEs (continued)

Equity Pledge Agreements

Pursuant to the equity pledge agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs pledged all of their respective equity interests in the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their Nominee Shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements, except for 3.03% of Beijing Lianjia's equity interests pledged to a third party as of December 31, 2018. The pledge was removed in December 2019 and all equity interests became subject to the equity pledge agreements. The Nominee Shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by the WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. As of the date of this report, the Group has registered all such equity pledges with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect the respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or its shareholders of contractual obligations under these agreements, the WFOEs will have the right to dispose of the pledged equity interests in the VIEs.

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the applicable individual Nominee Shareholders of the VIEs unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to the relevant exclusive business cooperation agreements, equity pledge agreements, the exclusive option agreements and the power of attorney agreements, without his or her consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agreed to enter into similar contractual arrangements.

ii) Risks in relation to VIE structure

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and (ii) each of the VIE Contractual Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations.

1. ORGANIZATION (continued)

(d) VIE Companies (continued)

ii) Risks in relation to VIE structure (continued)

On March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of "foreign investment", which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group's ability to use the contractual arrangements with the VIE and the Group's ability to conduct business through the VIEs could be severely limited.

In addition, if the Group's corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group's relevant PRC regulatory authorities could:

- revoke or refuse to grant or renew the Group's business and operating licenses;

- restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;

- impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

- require the Group to alter, discontinue or restrict its operations;

- restrict or prohibit the Group's ability to finance its operations, and;

- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

1. ORGANIZATION (continued)

(d) VIE Companies (continued)

ii) *Risks in relation to VIE structure (continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder's rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.8 billion and RMB2.8 billion as of June 30, 2022 and December 31, 2021, as well as certain non-distributable statutory reserves amounting to approximately RMB74.0 million and RMB74.0 million as of June 30, 2022 and December 31, 2021. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs' subsidiaries, and the consolidated trusts as discussed in Note 2.11) taken as a whole, which were included in the Group's consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of June 30, 2022 and December 31, 2021 and the operation results for the six months ended June 30, 2022 and 2021.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. ORGANIZATION (continued)

Summary of Financial Information of the VIEs (continued)

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Cash and cash equivalents	1,955,599	2,465,384
Restricted cash	5,359,233	5,417,243
Short-term investments	869,141	324,804
Short-term financing receivables, net	462,885	640,419
Accounts receivable and contract asset, net	40,889	25,186
Amounts due from and prepayments to related parties	333,773	336,223
Loan receivables from related parties	20,000	20,000
Prepayments, receivables and other assets	182,823	261,543
Amounts due from non-VIE subsidiaries of the Group	2,902,705	2,805,071
Total current assets	**12,127,048**	12,295,873
Property and equipment, net	85,618	93,031
Right-of-use assets	1,199	13,522
Long-term financing receivables, net	2,440	10,039
Long-term investments, net	3,030	361,375
Intangible assets, net	37,455	40,754
Goodwill	7,522	7,522
Other non-current assets	65,443	85,224
Total non-current assets	**202,707**	611,467
Total assets	**12,329,755**	12,907,340
Accounts payable	64,349	61,836
Amounts due to related parties	746	142,723
Employee compensation and welfare payable	370,658	404,715
Customer deposits payable	4,785,589	3,407,217
Income taxes payable	50,837	37,308
Lease liabilities current portion	1,470	9,618
Short-term funding debts	133,400	194,200
Contract liabilities	3,073	7,590
Accrued expenses and other current liabilities	181,754	197,900
Amounts due to non-VIE subsidiaries of the Group	3,075,874	4,816,025
Total current liabilities	**8,667,750**	9,279,132
Deferred tax liabilities	4,483	4,483
Lease liabilities non-current portion	–	3,416
Total non-current liabilities	**4,483**	7,899
Total liabilities	**8,672,233**	9,287,031

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. ORGANIZATION (continued)

Summary of Financial Information of the VIEs (continued)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Total net revenues from third parties	215,274	538,173
Total net revenues from non-VIE subsidiaries of the Group	90,600	101,209
Total net revenues	305,874	639,382
Net income	37,213	304,773
Net cash provided by (used in) operating activities	(65,218)	3,698,153
Net cash used in investing activities	(21,675)	(423,580)
Net cash used in financing activities	(480,902)	(295,736)
Net increase (decrease) in cash, cash equivalents and restricted cash	(567,795)	2,978,837

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In August 2020, the FASB issued ASU No. 2020-06, "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)". The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity's own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the standard effective January 1, 2022 on a prospective basis. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance," which requires disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The standard is effective for public companies for fiscal years beginning after December 15, 2021. The Company adopted the standard effective January 1, 2022 on a prospective basis. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 (b) Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this ASU, but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

2.2 Basis of preparation

The accompanying unaudited condensed consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to interim financial information.

The December 31, 2021 balance sheet data was derived from audited consolidated financial statements; however, the accompanying interim notes to the consolidated financial statements do not include all of the annual disclosures required by GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year. The financial information included herein should be read in conjunction with the Company's audited consolidated financial statements for the preceding fiscal year. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

(i) Change in segment

Subsequent to the acquisition of Shengdu Home Renovation Co., Ltd ("Shengdu"), the Group changed its organizational structure, resulting in four reportable segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Prior period segment results have been recast to conform to the current presentation. See Note 24. "Segment Information" for additional information.

(ii) Change in Method of Accounting for capitalization of costs to obtain a contract as incurred

On January 1, 2022, the Group elected to change its method of accounting for contract cost capitalization. In prior years, the Group used the practical expedient under ASC 606 to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. Starting in this year, the group recognizes as an asset the incremental costs of obtaining a contract with customer if the Group expects to recover those costs. An asset related to an obligation satisfied over time is amortized using a method consistent with the method used to measure progress and recognize revenue over the contract term. An asset related to an obligation satisfied at point in time is expensed upon the transfer of control of the goods or services to which the asset relates. The new method of accounting is considered preferable as the amortization of the contract cost is consistent with the pattern of the newly acquired home renovation services' revenue recognition.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation (continued)

(ii) *Change in Method of Accounting for capitalization of costs to obtain a contract as incurred (continued)*

The prior period financial statements have not been adjusted as the accumulated effect of the change to the accounting principal on periods prior to those presented is immaterial. The following financial statement line items for fiscal years 2022 were affected by the change in accounting principle.

Unaudited Condensed Consolidated Balance Sheets As of June 30, 2022

	As Computed under the practical expedient	As Reported under the new accounting method	Effect of change
		(in thousands)	
ASSETS			
Prepayments, receivables and other assets	3,582,480	3,741,472	158,992
TOTAL ASSETS	104,207,190	104,366,182	158,992
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)			
Accumulated deficit	(12,339,444)	(12,329,140)	10,304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	104,355,878	104,366,182	10,304

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) For the six months ended of June 30, 2022

	As Computed under the practical expedient	As Reported under the new accounting method	Effect of change
		(in thousands)	
Sales and marketing expenses	(1,992,817)	(1,982,513)	10,304
Total operating expenses	(7,374,459)	(7,364,155)	10,304
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(2,496,598)	(2,486,294)	10,304
Net income (loss) per share attributable to ordinary shareholders			
– Basic	(0.70)	(0.70)	–
– Diluted	(0.70)	(0.70)	–

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs' subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the Board of directors, to cast a majority of votes at the meeting of the Board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income (loss) from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property and equipment and intangible assets, (vi) fair value of short-term and long-term investments, and derivative instruments, (vii) liabilities related to employee welfare benefits and (viii) provision for income tax and valuation allowance for deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Foreign currencies and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars ("US$") and the functional currency of the PRC entities in the Group is RMB. The Company's subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange gain (loss) in the consolidated statements of comprehensive income (loss).

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income in the consolidated statements of comprehensive income (loss).

2.6 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Fair value measurements (continued)

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.7 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.8 Restricted cash and non-current restricted cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification ("ASC") 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

The Group's restricted cash is classified into current and non-current portion based on the length of restricted period, and is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's guarantee and financing services; 3) other miscellaneous restricted cash.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. For equity classified securities, in accordance with ASC 825 – "Financial Instruments", the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss).

The Group also holds debt classified securities, and accounts for such investments in accordance with ASC Topic 320, Investments – Debt Securities ("ASC 320"). The Group classifies the short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity investments include debt instruments issued by financial institutions and private companies for which the Group has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt securities reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to "Other income, net" in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of June 30, 2022, and December 31, 2021, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivable from real estate property sellers, buyers, renovation customers and agents from the platform. On January 1, 2020, the Group adopted ASC 326 and assesses the accounts receivable and establishes a reserve to reflect the net amount expected to be collected. The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2.11 Financing receivables

The Group generates financing receivables by providing personal credit loans to property buyers, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts ("Trusts"), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or other third-party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810 – "Consolidation".

Therefore, the loans funded by the consolidated Trusts are recorded as the Group's financing receivables. The proceeds received from the third-party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Financing receivables (continued)

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses.

Allowance for credit losses

Starting from January 1, 2020, the Group adopted ASU No. 2016-13 and estimated the allowance for credit losses to reflect the Group's estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group's finance receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the six months period ended June 30, 2021 and 2022, the amount of interest income recognized on nonaccrual financial assets was insignificant.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12   Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes. The Group has entered into several currency exchange forward contracts with certain commercial banks to mitigate the risks of foreign exchange gain/loss generated from the Group's balances of cash and cash equivalents and short-term investments denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Other income (loss), net. For the six months period ended June 30, 2021 and 2022, RMB62.2 million and RMB0.4 million of changes in fair value were recorded in fair value changes in investments, net, respectively.

2.13   Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

- Office building — 20 – 40 years
- Vehicles — 4 years
- Computer equipment — 3 – 5 years
- Furniture and office equipment — 3 – 5 years
- Leasehold improvement — lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in other income, net in the consolidated statements of comprehensive income (loss).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

- Software   3 – 10 years
- Trademarks and domain names   3 – 10 years
- Customer relationships   3 – 5 years
- Non-competition agreements   3 – 5 years
- Advertising resources   5 years
- Licenses   6 – 10 years

The Group considers the factors listed in ASC 350-30-35-3 when determining the useful life of an intangible asset, such as the expected use of the asset by the entity, and any legal, regulatory, or contractual provisions that may limit the useful life. The useful life of software is mainly determined based on its expected use and contractual provisions. The useful life of trademarks and domain names is determined based on the expected use and legal provisions. The useful life of licenses, which are mainly licenses for franchise business, is determined on the expected cooperation period with franchisees.

Separately identifiable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group early adopted ASU No. 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.16 Long-term investments

(i) Equity investments accounted for using the equity method

In accordance with ASC 323 – "Investment – Equity Method and Joint Ventures", the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity's common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity's common stock.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(i) Equity investments accounted for using the equity method (continued)

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into the consolidated statements of comprehensive income (loss) after the date of acquisition. When the Group's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income (loss).

(ii) Investments accounted for at fair values

Beginning January 1, 2017, the Group early adopted ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU No. 2016-01"). Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(ii) Investments accounted for at fair values (continued)

For investments in convertible notes and loans receivable with maturities of over one year, the Group elected the fair value option. The fair value option permits the irrevocable election on an instrument – by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss). For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825 – "Financial Instruments". Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income (loss) as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(iii) Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment ("NAV practical expedient").

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(iv) Long-term held-to-maturity investments

Long-term held-to-maturity investments include debt instruments issued by financial institutions and private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity, and long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt securities reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to "Other income, net" in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of June 30, 2022 and December 31, 2021, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(v) Available-for-sale debt investments

Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(v) Available-for-sale debt investments (continued)

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326, Financial Instruments – Credit Losses ("ASC 326"). The Group adopted ASC 326 on January 1, 2020, on a modified retrospective basis. Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intend to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

2.17 Leases

The Group mainly leases sales stores (including brokerage sales stores, contract service centers and Shengdu sales stores), administrative offices, entrusted houses and land use rights from property owners. These are all classified as operating leases.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging from few months to five years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life, generally 44 years, or the estimated usage periods or the terms of the agreements. For leases existing as of January 1, 2019, the Group elected the practical expedient which allows use of hindsight in determining the lease term. The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Leases (continued)

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group's leases have fixed payments schedules, with certain leases including additional payments based on excess consumption of services. For leases with additional payments based on excess consumption of services, no amount is included in the calculation of the lease liabilities or corresponding asset as it is not probable excess consumption. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Under a lease, the lessees are required to recognize right-of-use ("ROU") assets and lease liabilities. ROU assets represent the Group's right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group's obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group's leases is not readily determinable, the Group uses the incremental borrowing rate ("IBR") to determine the present value of the future lease payments. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

2.18 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19 Funding debts

Funding debts represents the proceeds received from third-party investors less amounts paid to such investors of the consolidated Trusts. Accrued interest payable is calculated based on the effective interest rates of the funding debts. Funding cost mainly consists of interest expense the Group pays in relation to the funding debts, to fund its financing receivables.

2.20 Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises ("FIEs") established in the PRC, the Group's subsidiaries registered as WFOEs have to make appropriations from their annual after-tax profits as determined under generally accepted accounting principles in the PRC ("PRC GAAP") to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs' subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after-tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended June 30, 2022 and 2021, profit appropriation to general reserve fund and statutory surplus fund for the Group's entities incorporated in the PRC was approximately nil and RMB1.3 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition

The Group applied ASC 606 – "Revenue from Contracts with Customers" for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group's customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax ("VAT").

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group's own Lianjia brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to complete transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The Beike platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent's role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction completed through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform's payment system.

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to complete the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

When other brokerage firms on Beike platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to complete the housing transactions, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Existing home transaction services (continued)

For agency commissions earned by the Group, either as the principal agent or participating agent, the Group recognizes commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the Beike platform as a percentage of the transaction commissions earned on the platform for using the Group's ACN and SaaS systems; (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group's franchise brands such as the Deyou brand; and (iii) other service fees for various services offered by Beike platform, such as transaction closing service through the Group's transaction center.

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home agency service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations that terms and conditions for commissions earned are met are received from real estate developers or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its agency services contracts with the real estate developers and splits commissions with these brokerage firms. The Group is considered as the principal agent for the agency service contracts signed with the developers as it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling agency services pursuant to the new home agency service contracts signed with the real estate developers. Accordingly, the Group accounts for such agency service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Home renovation and furnishing

The Group provides interior renovation services to its customers. Such services are recognized as a performance obligation satisfied over time as the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. Revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation using input method, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs.

For trading of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occur, which is defined as receipt by the Company of either a delivery note when delivery has been completed or a customer confirmation that the installation process is complete.

Emerging and other services

The Group generates revenues from emerging and other services such as financial services other newly developed businesses. Service fees for emerging and other services are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group's performance and the customer's payment.

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration, and a contract asset if not yet has the unconditional right to receive consideration.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services, and emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. The contract liabilities of the Group as of June 30, 2022 and December 31, 2021 are listed in the table below.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Contract Balances (continued)

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Contract liabilities:		
Existing home transaction services	201,930	209,691
New home transaction services	1,148,067	707,163
Home renovation and furnishing	1,455,815	285
Emerging and other services	316,562	184,790
Total	**3,122,374**	1,101,929

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer is recognized as an asset in "Prepaid expenses and other current assets" if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of June 30, 2022, the balance of capitalized costs of obtaining contracts with customers was RMB159.0 million. For the six months ended June 30, 2022 and 2021, the Group recognized amortization of RMB53.8 million and nil respectively as "Sales and marketing expenses".

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the six months ended June 30, 2022 and 2021, advertising expenses recognized in the unaudited condensed consolidated statements of comprehensive income (loss) were RMB612.8 million and RMB1,175.2 million, respectively.

2.23 Share-based compensation

The Group grants share options, restricted shares and restricted share units ("RSUs") to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718-"Compensation-Stock Compensation".

Employees' share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

Share options granted contained both a service condition and required completion of an IPO. The IPO was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the estimated fair value of ordinary shares was based on the Company's share price.

The fair value of the restricted shares and RSUs granted subsequent to IPO are determined with reference to the fair value of the underlying shares.

In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.24 Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740 – "Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the six months ended June 30, 2022 and 2021. The Group did not have any significant unrecognized uncertain tax positions for the six months ended June 30, 2022 and 2021.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.25 Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions of the provisions was an increase in employee welfare benefit expenses of RMB277.2 million and RMB491.5 million for the six months ended June 30, 2021 and 2022, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision's net impact, were approximately RMB1.49 billion and RMB1.82 billion for the six months ended June 30, 2022 and 2021, respectively.

2.26 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

2.27 Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.28 Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss), currency translation adjustments and unrealized gains (losses) on available-for-sale investments, net of reclassification.

2.29 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.30 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM"). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group operates in four operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing; (iv) Emerging and other services, and the segment information is set out in Note 24.

2.31 Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.32   Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the six months ended June 30, 2022 and 2021, the Group recognized government grants of approximately RMB397 million and RMB409 million, respectively, in other income, net in the unaudited condensed consolidated statements of comprehensive income (loss).

2.33   Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 – "Business Combinations". The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income (loss).

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income (loss).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.34 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the six months ended June 30, 2021 and 2022.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of June 30, 2022 and December 31, 2021, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA, Japan and Australia, which the management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of June 30, 2022, and December 31, 2021, only one customer's total receivable amounting to RMB825 million and RMB1,266 million is considered to subject to concentration credit risk.

The expected credit loss rates for accounts receivable and contract assets are 28.92% and 18.75% as of June 30, 2022 and December 31, 2021, respectively. The expected credit loss rates for financing receivables are 20.53% and 15.61% as of June 30, 2022 and December 31, 2021, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 8.53% and 12.76% as of June 30, 2022 and December 31, 2021, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial. The increase in expected credit loss rate for accounts receivable and contract assets and other receivables was mainly due to heightened credit risk of real estate developers in 2022. The increase in expected credit loss rate for financing receivables was mainly attributable to the higher proportion of delinquency due to the tightening commercial housing mortgage rule in 2022.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.34 Concentration and risks (continued)

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB35.0 billion and RMB37.3 billion as of June 30, 2022 and December 31, 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the RMB has fluctuated against the US$ at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5.0% for the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Cash and cash equivalents:		
Cash	12,305,284	19,853,352
Cash equivalents	73,759	592,752
Restricted cash:		
Current	7,001,360	6,286,105
Total cash, cash equivalents and restricted cash	19,380,403	26,732,209

(i) Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the six months ended June 30, 2022 and 2021 are 2.01% and 0.61%, respectively.

(ii) The Group's restricted cash is classified into current and non-current portion based on the length of restricted period, and is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's guarantee and financing services; 3) other miscellaneous restricted cash. The proportion for each type of restricted cash are 90.76%, 6.44% and 2.80% as of June 30, 2022; 90.91%, 9.09% and 0% as of December 31, 2021, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

4. SHORT-TERM INVESTMENTS

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Short-term investments:		
Bank time deposits	**9,639,425**	9,938,676
Wealth management products	**18,449,052**	19,463,985
Short-term held-to-maturity investments	**2,550,621**	–
Total	**30,639,098**	29,402,661

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year.

The Group's wealth management products mainly consist of various financial instruments issued by multiple financial institutions with variable interest rates indexed to performance of underlying asset. The Group elects to measure the investment in wealth management products at fair value with the fair value changes mainly recorded in other income, net and fair value changes in investments, net in the consolidated statements of comprehensive income (loss).

Short-term held-to-maturity investments include debt instruments issued by financial institutions for which the Group has the positive intent and ability to hold those securities to maturity.

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Current:		
Advances to suppliers	458,473	388,319
Deposits paid to real estate developers (i)	535,562	558,286
Prepaid rental and other deposits	912,995	748,516
Staff advances	87,138	104,615
Receivables from escrow account	17,130	10,672
Interest receivables	19,392	39,156
VAT-input deductible	729,287	762,927
Prepaid income tax	157,634	138,716
Inventories (ii)	129,296	19,035
Capitalized costs of obtaining contracts	158,972	–
Others	535,593	359,708
Total	**3,741,472**	3,129,950
Non-current:		
Deferred tax assets (Note 19)	935,544	1,060,131
Others	80,214	121,290
Total	**1,015,758**	1,181,421

(i)   Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(ii)   Inventories

Inventories at June 30, 2022 mainly consisted of raw materials for home renovation business.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
New home transaction services	7,186,656	11,026,647
Existing home transaction services	468,119	365,961
Home renovation and furnishing	57,877	127
Emerging and other services	120,582	83,488
Accounts receivable	**7,833,234**	11,476,223
Allowance for credit losses	**(2,292,352)**	(2,151,271)
Accounts receivable, net	**5,540,882**	9,324,952

The contract assets are mainly related to the Group's renovation business. The Group's timing of revenue recognition may differ from the timing of invoicing to customers. The Group's contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Contract assets – gross	**179,092**	–
Allowance for credit losses	**(24,842)**	–
Contract assets, net	**154,250**	–

6.   ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Balance at the beginning of the period	(2,151,271)	(1,122,218)
Additions	(170,832)	(249,893)
Write-offs	29,751	103,317
Balance at the end of the period	(2,292,352)	(1,268,794)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
– Up to 3 months	2,823,096	5,945,790
– 3 months to 1 year	3,006,415	4,124,218
– over 1 year	2,003,723	1,406,215
Accounts receivable	7,833,234	11,476,223
Less: allowance for credit losses	(2,292,352)	(2,151,271)
Accounts receivable, net	5,540,882	9,324,952

7.   FINANCING RECEIVABLES, NET

Financing receivables, net as of June 30, 2022 and December 31, 2021 consisted of the following:

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Short-term:		
Financing receivables from consolidated Trusts	**408,384**	526,411
Financing receivables from micro-loan platforms	**240,384**	307,599
Total short-term financing receivables	**648,768**	834,010
Allowance for credit losses	**(133,664)**	(131,558)
Total short-term financing receivables, net	**515,104**	702,452
Long-term:		
Financing receivables from consolidated Trusts	**–**	10,243
Financing receivables from micro-loan platforms	**2,500**	–
Total long-term financing receivables	**2,500**	10,243
Allowance for credit losses	**(60)**	(204)
Total long-term financing receivables, net	**2,440**	10,039

These balances represent short-term and long-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers.

The following table summarizes the balances of financing receivables by due date as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Due in months		
0–12	**648,768**	834,010
13–24	**2,500**	10,243
Total financing receivables	**651,268**	844,253

7. FINANCING RECEIVABLES, NET (continued)

Finance Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020 (refer to note 2.1 (a) Impact of newly adopted accounting pronouncement), the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Primarily as a result of the uncertainty of macroeconomic and real estate agency business in 2022, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 20.53% of gross finance receivables (net of unearned income) at June 30, 2022 from 15.61% at December 31, 2021, which were mainly attributable to restriction on borrowers in consequence of continuing uncertainty of Covid-19 in the first half of 2022.

The activities in the provision for credit losses for the six months ended June 30, 2022 and 2021, respectively, consisted of the following:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Beginning balance	(131,762)	(127,319)
(Provisions) Reversals	(1,962)	(117,022)
Ending balance	(133,724)	(244,341)

The Group evaluates expected credit losses of financial receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 22.00% as of June 30, 2022.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 11.66% as of June 30, 2022.

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 27.76% and 24.2% as at June 30, 2022 and December 31, 2021, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

7. FINANCING RECEIVABLES, NET (continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

RMB in thousands	1–29 Days Past Due	30–59 Days Past Due	60–89 Days Past Due	90–179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2017 and before	–	–	–	–	4,942	4,942	–	4,942
2018	–	–	–	–	36,676	36,676	–	36,676
2019	–	–	–	–	21,616	21,616	–	21,616
2020	–	–	–	–	23,587	23,587	–	23,587
2021	8,340	6,039	8,678	18,161	52,252	93,470	511,224	604,694
Subtotal	8,340	6,039	8,678	18,161	139,073	180,291	511,224	691,515
Non-property transaction related business								
2017 and before	–	–	–	–	453	453	–	453
2018	60	182	269	1,629	1,748	3,888	–	3,888
2019	309	464	572	1,662	8,123	11,130	45,752	56,882
2020	495	268	377	1,086	4,543	6,769	51,246	58,015
2021	421	459	371	529	37	1,817	31,683	33,500
Subtotal	1,285	1,373	1,589	4,906	14,904	24,057	128,681	152,738
December 31, 2021	9,625	7,412	10,267	23,067	153,977	204,348	639,905	844,253
Property transaction related business								
2018 and before	–	–	–	–	38,657	38,657	–	38,657
2019	–	–	–	–	21,099	21,099	–	21,099
2020	–	–	–	–	21,764	21,764	–	21,764
2021	–	–	291	986	65,860	67,137	–	67,137
2022	–	222	–	612	–	834	409,469	410,303
Subtotal	–	222	291	1,598	147,380	149,491	409,469	558,960
Non-property transaction related business								
2018 and before	–	–	–	–	4,007	4,007	–	4,007
2019	1,969	568	277	–	10,381	13,195	26,397	39,592
2020	419	1,141	488	1,597	6,569	10,214	15,755	25,969
2021	504	415	331	821	1,796	3,867	6,673	10,540
2022	20	–	1	–	–	21	12,179	12,200
Subtotal	2,912	2,124	1,097	2,418	22,753	31,304	61,004	92,308
June 30, 2022	2,912	2,346	1,388	4,016	170,133	180,795	470,473	651,268

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

8. PROPERTY AND EQUIPMENT, NET

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Office building	561,258	426,947
Vehicles	22,882	20,360
Computer equipment	1,057,459	1,071,326
Furniture and office equipment	411,993	421,157
Leasehold improvement	2,362,414	2,315,577
Construction in progress	276,141	143,360
Total	**4,692,147**	4,398,727
Less: accumulated depreciation	**(2,631,114)**	(2,412,683)
Less: accumulated impairment	**(18,424)**	(14,337)
Net book value	**2,042,609**	1,971,707

Depreciation expenses recognized for the six months ended June 30, 2022 and 2021 amounted to RMB468.0 million and RMB375.6 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Software	113,605	119,328
Trademarks and domain names	1,194,010	144,262
Customer relationships	4,080	4,080
Non-competition agreements	1,300	1,300
Advertising resources	2,348,990	2,231,495
License	349,912	349,912
Total	**4,011,897**	2,850,377
Less: accumulated amortization	**(1,788,606)**	(1,452,824)
Less: accumulated impairment	**(257,646)**	(256,280)
Net book value	**1,965,645**	1,141,273

Amortization expenses recognized for the six months ended June 30, 2022 and 2021 amounted to RMB271.5 million and RMB247.7 million, respectively.

On April 20, 2022, the Group completed the acquisition of Shengdu. Intangible assets arising from the acquisition of RMB1,051 million was recognized by the Group, which consisted of RMB1,050 million of trademark and RMB1 million of software (Note 23).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

10. LEASES

The Group has operating leases for sales stores (including brokerage sales stores, contract service centers and Shengdu sales stores), administrative offices, entrusted houses and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of "Right-of-use assets, Lease liabilities current portion, Lease liabilities non-current portion" on consolidated balance sheets.

The components of lease cost for the six months ended June 30, 2022 and 2021 were listed as follows:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Operating lease cost	1,788,812	1,785,959
Short-term lease cost	16,804	23,885
Total	1,805,616	1,809,844

Supplemental cash flows information related to leases was as follows:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	1,503,596	1,730,651
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	3,994,894	3,264,000

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

10. LEASES (continued)

Supplemental balance sheet information related to leases was as follows：

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Operating leases		
Store leases	5,438,469	5,561,664
Administrative office leases	1,041,290	1,037,978
Entrusted house leases	2,019,508	618,027
Land use rights	86,160	26,542
Total operating lease assets	8,585,427	7,244,211
Operating lease liabilities, current	3,476,704	2,752,795
Operating lease liabilities, non-current	5,117,682	4,302,934
Total operating lease liabilities	8,594,386	7,055,729

	For the Six Months Ended June 30,	
	2022	2021
Weighted-average remaining lease term (in years)		
Operating leases	3.25	3.38
Land use right	44.68	41.84
Weighted-average discount rate		
Operating leases	4.7%	4.6%
Land use right	4.7%	4.6%

Maturities of lease liabilities were as follows:

	As of June 30, 2022 RMB (in thousands)
Remainder of 2022	1,811,913
2023	3,119,644
2024	2,087,991
2025	1,158,141
2026	456,258
2027	143,730
Thereafter	248,037
Total undiscounted lease payments	9,025,714
Less: imputed interest	(431,328)
Total lease liabilities	8,594,386

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Investments in equity method investees	393,531	430,292
Investments accounted for at fair values	7,020,596	6,480,322
Equity investments measured under measurement alternative and NAV practical expedient	484,473	1,232,735
Long-term held-to-maturity investments	8,201,418	1,081,167
Available-for-sale debt investments	9,228,394	7,813,655
Total long-term investments	**25,328,412**	17,038,171

Investments in equity method investees

Balance at December 31, 2021	430,292
Investments made	3,188
Income from investment	31,470
Disposal of investment	(102,894)
Dividend received	(14,186)
Acquired in a business combination	45,661
Balance at June 30, 2022	**393,531**

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

For the six months ended June 30, 2022, the Group made RMB3.2 million new investments under the equity method. During the six months ended June 30, 2022, the Group disposed investments in certain equity method investees at approximately RMB102.9 million, which approximated their carrying value.

No impairment was recorded for equity method investments for the six months ended June 30, 2022.

11. LONG-TERM INVESTMENTS, NET (continued)

Investments accounted for at fair values

Investments accounted for at fair values include (i) marketable equity securities, which are publicly traded stocks or funds measured at fair value, (ii) unlisted equity securities or debt securities which use significant unobservable inputs to measure the fair value on recurring basis, (iii) long-term loan receivables accounted for under the fair value option method of accounting, and (iv) investments in wealth management products with maturity date in over one year, which are financial instruments with variable interest rates or principal not-guaranteed with certain financial institutions and are measured at fair value in accordance with ASC 825 – "Financial Instruments".

The following table shows the carrying amount and fair value of investments accounted for at fair value:

	Cost basis	Gross unrealized gains	Gross unrealized losses	Exchange adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB
			(in thousands)		
Marketable securities (i)	338,293	–	(147,418)	2,180	193,055
Unlisted equity securities (ii)	215,008	8,628	(6,001)	–	217,635
Loan receivables measured at fair value (ii)	36,101	281	(6,207)	–	30,175
Wealth management product (iii)	6,754,574	23,531	(278,345)	79,971	6,579,731
Balance at June 30, 2022	**7,343,976**	**32,440**	**(437,971)**	**82,151**	**7,020,596**

(i)   Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)   Unlisted equity securities and loan receivables measured at fair value

Investment in IFM Investments Limited ("IFM")

In October 2017, the Group purchased 10% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40 million with maturity period of 30 months and interest rate per annum of 12%. The convertible notes were convertible into IFM's preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Investments accounted for at fair values (continued)

(ii)   Unlisted equity securities and loan receivables measured at fair value (continued)

Investment in IFM Investments Limited ("IFM") (continued)

In 2019, the Group launched many incentive programs to incentivize real estate brokerage firms to join the Group's platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group's platform, the Group made additional investment of RMB308 million to acquire certain percentage of IFM's preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130 million loan to IFM's controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB438 million. The fair value of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses. As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss). As of June 30, 2022, the Group held 37.6% in IFM and account for the investment in IFM amounted to RMB197.7 million, and loan to IFM's controlling shareholder at fair value amounting to RMB23.6 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was primarily equity investments in one private company focusing on home renovation business in the PRC and other private investment companies.

(iii)   Wealth management products

As part of the Group's cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions in Hong Kong and in the PRC. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of June 30, 2022, and December 31, 2021, the carrying amount of the Group's investment in private equity fund was approximately RMB98.2 million and RMB126.4 million, respectively. During the six months ended June 30, 2022 and 2021, fair value changes recognized for this equity investment were RMB(28.2) million and RMB56.9 million, respectively. Investments in the private equity fund is subject to a lock-up period of 8 years which restricts investor from withdrawing from the fund during the investment period.

The following table shows the details of investments in private companies accounted for under measurement alternative:

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Yuanjing Mingchuang (i)	330,232	532,035
Shengdu (ii)	–	480,000
Others	55,999	94,320
Total equity investments measured under measurement alternative	**386,231**	1,106,355

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient (continued)

(i)   Investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. ("Yuanjing Mingchuang")

On May 31, 2021, the Group acquired 29.16% equity interest in Yuanjing Mingchuang, a private company and a related party of the Group, which engaged in long-term apartment rental business in Shenzhen under the brand "V-town". The investment was made in form of preferred shares with a total cash consideration of RMB700 million. The Group elected to use measurement alternative to account for the investment.

Due to the uncertainties arising from emergence of COVID-19 and soft regional economic outlook, management determined that impairment indicator existed as of June 30, 2022, and engaged an independent valuation firm to estimate the investment's fair value in accordance with the principles of ASC 820. The fair value of Yuanjing Mingchuang was measured using significant unobservable inputs (Level 3) based on the discounted cash flow method. Significant assumptions used in the valuation include future revenues, the discount rate and the long-term growth rate. Based on the impairment assessments performed, the Group recorded an impairment loss of RMB201.8 million for the six months ended June 30, 2022.

(ii)   Investment in Shengdu

On July 5, 2021, the Group announced to enter into a definitive agreement with Shengdu, a home renovation service provider headquartered in Hangzhou, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% of Shengdu's equity interests with preference rights in December 2021 with consideration amount to RMB480 million in cash, among which RMB120 million had been paid in December 2021. The Group elected to use measurement alternative to account for the investment. The Group accounted for its obligation to purchase the remaining 94% equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings. The fair value of the forward is immaterial at contract inception and as of December 31, 2021.

On January 6, 2022, the Group has acquired additional 43% of Shengdu' s equity interests with preference rights with consideration amounted to RMB3,440 million in cash. The Group elected to use measurement alternative to account for the investment.

On April 20, 2022, the Group completed the acquisition of Shengdu. Please refer to Note 23. Business Combination for more details.

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient (continued)

The total carrying value of investment in private companies accounted for under measurement alternative held as of June 30, 2022 and December 31, 2021 were as follows:

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Initial cost basis	829,758	1,299,144
Cumulated unrealized losses (including impairment)	(443,527)	(192,789)
Total carry value	386,231	1,106,355

During the six months ended June 30, 2022, RMB251.0 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's unaudited condensed consolidated statements of comprehensive income (loss). Also, the Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements.

Long-term held-to-maturity investments

The Group's long-term held-to-maturity investments include long-term time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of June 30, 2022, deposits were denominated in RMB amounting to approximately RMB8,059.2 million, among which RMB1,484.0 million will be matured in 2024 and the remaining will be matured in 2025.

During the six months ended June 30, 2022, the Group recorded interest income from its long-term held-to-maturity debt securities of RMB1.8 million in the unaudited condensed consolidated statements of comprehensive income (loss). Long-term held-to-maturity debt securities as of June 30, 2022 are shown as below, which would be due in 2 to 3 years:

	As of June 30, 2022			
	Cost or Amortized cost RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Long-term held-to-maturity debt securities	142,192	–	(6,790)	135,402

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Available-for-sale debt investments

The Group's available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which have no contractual maturity date. As of June 30, 2022, RMB9,228.4 million available-for-sale debt investments were held by the Company. Available-for-sale debt investments as of June 30, 2022 are shown as below:

	As of June 30, 2022			
	Cost or Amortized cost RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Fair value RMB
		(in thousands)		
Available-for-sale debt investments	9,515,202	8,219	(295,027)	9,228,394

The following table summarizes the Group's gross unrealized losses and fair values for available-for-sale investments in an unrealized loss position as of June 30, 2022.

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value RMB	Unrealized Losses RMB	Fair Value RMB	Unrealized Losses RMB	Fair Value RMB	Unrealized Losses RMB
			(in thousands)			
Additional Tier 1 Bonds	1,549,061	(4,230)	6,356,540	(290,797)	7,905,601	(295,027)

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of June 30, 2022.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION

12. GOODWILL

For the six months ended June 30, 2022, the changes in the carrying value of goodwill by segment are as follows:

	Existing home transaction services RMB	New home transaction services RMB	Home renovation and furnishing RMB	Total RMB
			(in thousands)	
Balance as of December 31, 2021	594,908	1,210,781	–	1,805,689
New additions (i)	37,685	–	3,207,805	3,245,490
Impairment provided (ii)	(37,064)	(33,727)	–	(70,791)
Balance as of June 30, 2022	**595,529**	**1,177,054**	**3,207,805**	**4,980,388**

(i) On April 20, 2022, the Company completed the acquisition of Shengdu that was added to the home renovation and furnishing segment. The acquisition has been accounted for as a business combination and has resulted in the recognition of RMB3,060.8 million of goodwill. Please refer to Note 23 Business Combinations for details.

(ii) During the six months ended June 30, 2022, revenue and profit generated by certain reporting units decreased significantly due to market downturn. Management determined that the significant decline in revenue and profit was a triggering event. Management then performed quantitative impairment tests and recorded goodwill impairment loss of RMB70.8 million, including RMB37.1 million related to reporting units within the existing home transaction services segment and RMB33.7 million related to reporting units within new home transaction services segment. As of June 30, 2022, after the qualitative and quantitative impairment test, the carrying value of the goodwill that impaired during the six months ended June 30, 2022 was RMB19.7 million.

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a discounted cash flow model ("DCF model") to estimate the current fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of current fair value. A number of significant assumptions were involved in the preparation of the DCF models including future revenues, discount rates and long-term growth rate. The financial projection covering a five-year period of each reporting unit adopted in DCF models for impairment test purpose is based on the financial budgets approved by the management of the Group, which considering the historical performance and its expectation for future market development. Cash flows beyond the five-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry the Group operates and the specific risks relating to the Group.

As of June 30, 2022, and December 31,2021, the original gross amounts of goodwill were RMB6,438.0 million and RMB3,192.5 million, respectively, and accumulated impairment losses were RMB1,457.6 million and RMB1,386.8 million, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

13. BORROWINGS

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Short-term borrowings (i)	356,670	260,000
Total	356,670	260,000

As of June 30, 2022 and December 31, 2021, the contractual maturities of the borrowings are all within one year.

(i)   Short-term borrowings as of June 30, 2022 and December 31, 2021 amounted to RMB356.7 million and RMB260.0 million, respectively.

In August 2021, Beike Technology Co., Ltd entered into a RMB260 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.9%. RMB43.3 million and RMB216.7 million are scheduled to be paid off on February 28, 2022 and August 24, 2022 respectively according to the borrowing contract.

In March 2022, Beike Technology Co., Ltd entered into a RMB140 million 267-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.65%. According to the borrowing contract, this borrowing is scheduled to be paid off on December 23, 2022.

14. ACCOUNTS PAYABLE

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Payable related to new home transaction business	4,244,465	5,248,897
Payable for home renovation materials and construction costs	588,307	–
Payable for advertising fees	188,250	194,546
Payable for internet service fees	94,915	111,694
Payable for leasehold improvements	91,702	183,997
Others	277,856	269,631
Total	5,485,495	6,008,765

14.   ACCOUNTS PAYABLE (continued)

An ageing analysis of the trade payable as at June 30, 2022 and December 31, 2021, based on the invoice date, is as follow:

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Within 3 months	4,836,958	5,728,257
Between 3 months and 1 year	380,862	133,745
More than 1 year	267,675	146,763
Total	**5,485,495**	6,008,765

15.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30, 2022 RMB (in thousands)	As of December 31, 2021 RMB
Deposit related to franchise services	999,558	1,078,395
Deposit related to new home services	831,139	648,443
Other tax payables	216,525	362,819
Deposit related to home renovation and furnishing service	209,760	–
Payable related to escrow accounts services (i)	159,017	187,605
Deferred guarantee revenue	34,459	31,246
Payable related to business combination (ii)	–	360,080
Others	1,110,671	782,609
Total	**3,561,129**	3,451,197

(i)   Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.

(ii)   As of December 31, 2021, payable related to business combination mainly consisted of cash consideration payable in relation to the purchase of equity investment in Shengdu Home Renovation Co., Ltd. in December 2021 (Note 23). As of June 30, 2022, considerations for the Shengdu acquisition has been settled.

16. FUNDING DEBTS

The following table summarized the Group's outstanding funding debts as of June 30, 2022 and December 31, 2021, respectively:

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Short-term:		
Loan payables to investors of consolidated Trusts	**133,400**	194,200
Total short-term funding debts	**133,400**	194,200

The following table summarizes the remaining contractual maturity dates of the Group's funding debts and associated interest payments as of June 30, 2022:

	Less than 1 year RMB	1 – 2 years RMB	2 – 3 years RMB	More than 3 years RMB	Total RMB
			(in thousands)		
Loan payables to investors of consolidated Trusts	133,400	–	–	–	133,400
Total funding debts	133,400	–	–	–	133,400
Interest payments	1,211	–	–	–	1,211
Total interest payments	1,211	–	–	–	1,211

For the six months ended June 30, 2022 and 2021, terms of most funding debts borrowed by the Group from investors of certain consolidated trusts ranged from 64 days to 25 months. Since most of trusts allowed borrower's repayment to reinvest in issuing new loans, the terms of funding debts are not matched with the terms of the corresponding financial receivables. The funding debts had a weighted average interest rate of 6.08% and 7.94% for the six months ended June 30, 2022 and 2021.

17. OTHER INCOME, NET

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Investment income, net	466,372	184,688
Government grants	397,090	408,919
Net gain on disposal of property, equipment and intangible assets	460	442
Others	32,726	105,180
Total	**896,648**	699,229

18. INTEREST INCOME, NET

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Interest income	284,691	164,383
Interest expense	(5,990)	(1,526)
Bank charges	(5,057)	(9,895)
Others	(190)	(2,198)
Total	**273,454**	150,764

19. TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

19. TAXATION (continued)

The components of income (loss) before tax for the six months ended June 30, 2022 and 2021, are as follows:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Income (loss) before income tax expense		
Income (loss) from China operations	**(750,847)**	3,778,851
Loss from non-China operations	**(1,115,240)**	(411,969)
Total income (loss) before income tax expense	**(1,866,087)**	3,366,882

The following table summarizes the Group' income tax expenses and effective tax rates for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands, except for tax rate)	
Income (loss) before income tax expense	**(1,866,087)**	3,366,882
Income tax expense	**619,255**	1,192,509
Effective tax rate	**(33.2%)**	35.4%

During the six months ended June 30, 2022, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

As of June 30, 2022 and December 31, 2021, net deferred tax liability was RMB293.2 million and RMB22.9 million, the increase of net deferred tax liability was primarily related to the assets and liabilities remeasurement in Shengdu acquisition.

As of June 30, 2022 and December 31, 2021, net deferred tax assets were RMB935.5 million and RMB1,060.1 million, the decrease of net deferred tax assets was due to valuation allowance against certain deferred tax assets, which caused by uncertainty about ability to generate future income in relevant operations.

20. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Included in:		
Cost of revenues	**175,385**	234,272
Sales and marketing expenses	**59,559**	70,130
General and administrative expenses	**548,032**	338,977
Research and development expenses	**174,483**	225,473
Total	**957,459**	868,852
Share-based compensation related to share options (a)	**521,328**	852,222
Share-based compensation related to restricted share units (b)	**164,759**	16,630
Share-based compensation related to ordinary shares (c)	**271,372**	–
Total	**957,459**	868,852

There was no income tax benefit recognized in the unaudited condensed consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the six months ended June 30, 2022 and 2021.

(a) Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Company adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Company on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

20. SHARE-BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company.

During the six months ended June 30, 2022, pursuant to 2018 Share Option Plan, the Company further granted 4,073,400 share options with exercise price of US$0.00002 per share which have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over one to five years of continuous service according to each option agreement.

The following table summarizes activities of the Company's share options under 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life
		US$	In Years
Outstanding as of December 31, 2020	138,381,390	0.00002	8.29
Granted	17,238,930	0.00002	
Exercised	(44,737,207)	0.00002	
Forfeited	(2,455,889)	0.00002	
Outstanding as of June 30, 2021	108,427,224	0.00002	8.49
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11
Granted	4,073,400	0.00002	
Exercised	(15,196,168)	0.00002	
Forfeited	(6,956,426)	0.00002	
Outstanding as of June 30, 2022	**74,653,490**	**0.00002**	**7.82**

20. SHARE-BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

The fair value of each option granted under the Company's Share Awards in 2018 Share Option Plan for the six months ended June 30, 2022 and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Six Months Ended June 30,	
	2022	2021
Exercise price (US$)	**USD0.00002**	USD0.00002
Fair value of ordinary shares (US$)	**4.12 ~ 6.18**	15.92 ~ 22.33
Expected volatility	**51.2% ~ 51.8%**	51.7% ~ 52.2%
Excepted term (in years)	**10**	10
Expected dividend yield	**0%**	0%
Risk-free interest rate	**2.3% ~ 3.0%**	2.0% ~ 2.3%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of June 30, 2022, there was RMB2,479.9 millions of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.5 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

20. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units

2020 Share Incentive Plan

In July 2020, the Company adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

In April 2022, the Company adopted the Amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 41,693,916 restricted share units have been granted to employees of the Group during the six months ended June 30, 2022, which are generally scheduled to be vested over continuous service period of one to five years.

The following table summarizes activities of the Company's restricted share units under 2020 Share Incentive Plan:

	Number of RSU outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2020	–	–
Granted	1,467,420	15.89
Vested	–	–
Forfeited	–	–
Outstanding as of June 30, 2021	1,467,420	15.89
Outstanding as of December 31, 2021	2,442,123	11.72
Granted	41,693,916	5.96
Vested	(24,735)	15.89
Forfeited	(2,546,130)	7.17
Outstanding as of June 30, 2022	**41,565,174**	**6.22**

As of June 30, 2022, there was RMB1,417.9 million of unrecognized compensation expense related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.7 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

20. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensations related to restricted shares

2022 Share Incentive Plan

In May 2022, the Company adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Company, and Mr. SHAN Yigang, an executive director of the Company, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

– 50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

– One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu's original shareholders, the Company issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's original shareholders to acquired Shengdu's 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

The following table summarizes activities of the Company's restricted share under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of restricted shares outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2021	–	–
Granted	170,008,293	4.38
Vested	–	–
Forfeited	–	–
Outstanding as of June 30, 2022	**170,008,293**	**4.38**

As of June 30, 2022, there was RMB4,585.5 million of unrecognized compensation expense related to restricted shares granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.4 years and may be adjusted for future changes in forfeitures.

21. ORDINARY SHARES

In August 2020, the Company completed its IPO on the New York Stock Exchange ("NYSE"). The Company received total net proceeds of approximately US$2,358.8 million after deducting US$79.2 million of underwriter commissions and relevant offering expenses.

In November 2020, the Company completed a follow-on public offering on the NYSE. The Company received total net proceeds of approximately US$2,322.6 million after deducting US$38.5 million of underwriter commissions and relevant offering expenses.

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association was amended that the Class B ordinary shares shall only be held by the Founder and Mr. Yongdong Peng and Mr. Yigang Shan ("Co-founders"), and the Immediate Family Members, any trust for the benefit of the Co-Founder and/or any of the Immediate Family Members, and any corporation, partnership or any other entity ultimately controlled by the Co-Founder and/or any of the Immediate Family Members (together, the "Co-Founder Affiliates"). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the "Share Re-designation"). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company's principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

On March 31, 2022, the management of the Group, Shengdu and Shengdu's selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to three years' restriction. As of June 30, 2022, there was no shares' restriction removed.

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company's 2022 Global Share Incentive Plan to Mr. PENG Yongdong and Mr. SHAN Yigang. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. As of June 30, 2022, there was no shares' restriction removed.

21. ORDINARY SHARES (continued)

On May 11, 2022, Propitious Global Holdings Limited converted 727,407,230 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company's principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

During the year ended December 31, 2020, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options, of which 39,616,467 shares have been exercised by employees as of June 30, 2022.

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company issued 31,999,998 and 38,944,380 Class A Ordinary Shares to the depositary bank for future exercise of employees' share options, of which 32,681,406 shares have been exercised by employees as of June 30, 2022.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The Class B Ordinary Shares shall only be held by the Founder, the Immediate Family Members, any trust for the benefit of the Founder and/or any of the Immediate Family Members, and any corporation, partnership or any other entity ultimately controlled by the Founder and/or any of the Immediate Family Members (together, the "Founder Affiliates"). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Founder or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Founder or a Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. If at any time the Founder and the Founder Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares of the Company upon the completion of the initial public offering, all of the issued and outstanding Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

22. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of June 30, 2022 and December 31, 2021:

	June 30, 2022 RMB	Fair value measurement at reporting date using		
		Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Bank time deposits (maturing within 3 months) (i)	73,759	–	73,759	–
Long-term time deposits (ii)	8,059,226	–	8,059,226	–
Restricted cash, current	7,001,360	–	7,001,360	–
Short-term investments	30,610,836	–	30,610,776	60
Derivative instruments (iii)	99	–	99	–
Long-term investments accounted for at fair values (ii)				
Listed equity securities	193,055	193,055	–	–
Unlisted equity securities	217,635	–	–	217,635
Wealth management products	6,579,731	–	3,237,238	3,342,493
Loan receivables under fair value option	30,175	–	–	30,175
Available-for-sale debt investments	9,228,394	–	9,228,394	–
Long-term held-to-maturity debt securities (ii)	135,402	–	135,402	–
Total	62,129,672	193,055	58,346,254	3,590,363

22. FAIR VALUE MEASUREMENT (continued)

	December 31, 2021 RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		Fair value measurement at reporting date using		
			(in thousands)	
Assets				
Bank time deposits (maturing within 3 months) (i)	592,752	–	592,752	–
Long-term time deposits (ii)	946,096	–	946,096	–
Restricted cash, current	6,286,105	–	6,286,105	–
Short-term investments	29,270,635	–	26,980,989	2,289,646
Derivative instruments (iii)	132,026	–	132,026	–
Long-term investments accounted for at fair values (ii)				
Listed equity securities	153,779	153,779	–	–
Unlisted equity securities	246,007	–	–	246,007
Wealth management products	6,012,346	–	2,742,645	3,269,701
Loan receivables under fair value option	68,190	–	–	68,190
Available-for-sale debt investments	7,813,655	–	7,813,655	–
Long-term held-to-maturity debt securities (ii)	134,120	–	134,120	–
Total	51,655,711	153,779	45,628,388	5,873,544

(i)   Included in cash and cash equivalents on the Company's consolidated balance sheets;

(ii)   Included in long-term investments on the Company's consolidated balance sheets;

(iii)   Included in short-term investments on the Company's consolidated balance sheets;

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

22. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the activities related to fair value of the short-term investment:

	For the Six Months Ended June 30, 2022 RMB (in thousands, except for tax rate)
Fair value of short-term investments as of December 31, 2021 (Level 3)	2,289,646
Change in fair value (i)	29,780
Exchange adjustment	61,042
Disposal	(2,380,408)
Fair value of short-term investments as of June 30, 2022 (Level 3)	60

(i) Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statements of comprehensive income (loss)

The following table summarizes the activities related to fair value of the unlisted equity securities:

	For the Six Months Ended June 30, 2022 RMB (in thousands, except for tax rate)
Fair value of unlisted equity security as of December 31, 2021 (Level 3)	246,007
Change in fair value (i)	(21,274)
Dividend Received	(412)
Investment Made	4,445
Disposal	(11,131)
Fair value of unlisted equity security as of June 30, 2022 (Level 3)	217,635

(i) Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statements of comprehensive income (loss)

22. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the activities related to fair value of the wealth management products:

	For the Six Months Ended June 30, 2022 RMB (in thousands, except for tax rate)
Fair value of wealth management products as of December 31, 2021 (Level 3)	3,269,701
Fair value at inception of purchased	25,000
Change in fair value (i)	(84,512)
Exchange adjustment	132,304
Fair value of wealth management products as of June 30, 2022 (Level 3)	3,342,493

(i)   Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statements of comprehensive income (loss)

The following table summarizes the activities related to fair value of the loan receivables under fair value option:

	For the Six Months Ended June 30, 2022 RMB (in thousands, except for tax rate)
Fair value of loan receivables under fair value option as of December 31, 2021 (Level 3)	68,190
Cash collection	(21,071)
Change in fair value (i)	(16,944)
Fair value of loan receivables under fair value option as of June 30, 2022 (Level 3)	30,175

(i)   Recognized as "Fair value changes in investments, net" on the unaudited condensed consolidated statements of comprehensive income (loss)

22. FAIR VALUE MEASUREMENT (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

Bank time deposits and restricted cash. Bank time deposits and restricted cash are valued based on the prevailing interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Short-term investments. Short-term investment represents interest-bearing deposit placed with financial institution, which is restricted to withdrawal and use. For investment issued by commercial bank with a variable interest rate, the Group uses the expected return provided by the bank to estimate its fair value. As there are no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. For financial products issued by asset management company, whose fair values determined based on the expected cash flows and discounted by using the unobservable expected return, the Group classifies the valuation techniques that use these inputs as Level 3.

Loan receivables accounted for under the fair value option. The fair value of the loan receivables was estimated by using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility (Level 3).

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Unlisted equity securities. The fair value of the investee is estimated by applying the discounted cash flow approach and the guideline public company approach. For discounted cash flow approach, major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital, effective tax rates. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee's revenue. The Group classifies the valuation techniques that use these inputs as Level 3.

22. FAIR VALUE MEASUREMENT (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

Wealth management products. Wealth management products are financial products issued by commercial bank or asset management company. For investment issued by commercial bank with a variable interest rate, the Group uses alternative pricing sources and models utilizing market observable inputs to estimate the fair value, and the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, the Group classifies the valuation techniques that use these inputs as Level 3.

Available-for-sale debt investments. Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Long-term held-to-maturity debt. Long-term held-to-maturity debt securities were mainly debt instruments issued by financial institutions and private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses. The Group determines the fair value of the debt securities using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy.

Mandatorily redeemable non-controlling interests in relation to an acquisition. The mandatorily redeemable non-controlling interests will be settled by a variable number of ordinary shares newly issued by the Group and is classified as liabilities; the liabilities were settled in April 2020 (Note 23). The valuation of this liability is performed based on the fair value of the Group's equity value estimated by applying the discounted cash flow approach, and with unobservable inputs including the probability of each scenario to determine the number of shares to be issued, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3.

Contingent Consideration. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Group, in connection with the contingent consideration arrangements. Accordingly the Group classifies the valuation techniques that use these inputs as Level 3.

22. FAIR VALUE MEASUREMENT (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

Derivative instruments. Derivative instruments are mainly financial products issued by commercial bank linked to the forward exchange rate. Fair value is provided by the commercial bank using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a change in those significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, financing receivables and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and contract liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Short-term borrowings and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowings and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Non-current receivables and payables. Non-current assets including financing receivables and rental deposits are financial assets with carrying value that approximate fair value due to the impact of discounting is immaterial. Non-current funding debt and other non-current liabilities are financial liabilities with carrying value that approximate fair value due to the impact of discounting is immaterial.

22. FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Group's privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of June 30, 2022 and December 31, 2021 certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability. No impairment was recorded for equity method investments for the six months ended June 30, 2022 and 2021. Impairment recorded for investments without readily determinable fair value for the six months ended June 30, 2022 and 2021 was RMB251.0 million and nil, respectively.

Non-financial assets. The Group's non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management's assessment amount to RMB5.5 million and nil, for the six months ended June 30, 2022 and 2021, respectively.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management's assessment amount to RMB70.8 million and nil for the six months ended June 30, 2022 and 2021, respectively. The fair value of reporting units was determined using Level 3 inputs.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23. BUSINESS COMBINATIONS

(a) Shengdu acquisition

Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China.

As discussed in Note 11 (ii), the Group entered into a definitive agreement with Shengdu, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% and 43% of Shengdu's equity interests with preference rights in December 2021 and January 2022 with consideration amount to RMB480 million and RMB3,440 million in cash, respectively. The Group used measurement alternative to account for the investments. The Group accounted for its obligation to purchase the remaining equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings.

Pursuant to the original term of the definitive agreement signed on July 4, 2021, the group agreed to acquire the remaining 51% equity interest in Shengdu for a total consideration at RMB4,080 million in form of restricted shares, from Shengdu's selling shareholders. The restricted shares would be settled at an issuance price based on the weighted average closing prices of the Company's ADSs for 30 consecutive trading days before the closing of the Shengdu acquisition. Due to the valuation adjustment of China based companies in March 2022, the management of the Group renegotiated the consideration with Shengdu. On March 31, 2022, the management of the Group, Shengdu and Shengdu's selling shareholders agreed to enter into an amended share purchase agreement, in which the Group would acquire Shengdu's remaining 51% equity interest by issuing 44,315,854 restricted Class A Ordinary Shares to the selling shareholders of Shengdu as the consideration. Before and after the amendment, the restricted shares issued to the selling shareholders who are key employee of Shengdu are subject to a 3 years' service period. That is, if the selling shareholders left the Company within 3 years after the closing of the acquisition, the Group has the option to purchase the unvested restricted shares held by the selling shareholder without consideration. As such, the restrict shares issued are accounted for as post-combination compensation cost but not included in the purchase price. Please refer to Note 20 for details.

On April 20, 2022, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's selling shareholders and acquired Shengdu's remaining 51% equity interest on April 20, 2022. As a result, the 100% equity interest of Shengdu was acquired by the Group. The Group began to consolidate its financial statements following the completion of the transaction. At the acquisition date, the Group remeasured the investment on the acquired 49% equity interest of Shengdu to the fair value of RMB2,489.2 million and the forward to the fair value of RMB1,374.1 million. During the six months ended June 30, 2022, RMB57 million loss was recorded in "Fair value changes in investments, net" in the unaudited condensed consolidated statements of comprehensive income (loss).

23. BUSINESS COMBINATIONS (continued)

(a) Shengdu acquisition (continued)

The acquisition was structured as a merger in which Shengdu became a wholly owned subsidiary of the Company. Shengdu's businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group's capabilities in providing better home renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material.

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Group's acquisition of Shengdu. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations.

	Amounts RMB (in thousands)
Cash and cash equivalents	437,658
Restricted Cash	2,106
Short term investments	1,004,314
Accounts receivable and contract assets, net	179,804
Prepayments, receivables and other assets	404,196
Property, plant and equipment, net	332,923
Right-of-use assets	530,653
Long-term investments, net	45,661
Intangible assets, net	1,050,523
Deferred tax assets	40,592
Goodwill	3,060,775
Accounts payable	(551,299)
Salary and welfare payable	(487,205)
Income taxes payable	(16,388)
Lease liabilities current portion	(83,115)
Contract Liability	(1,126,951)
Accrued expenses and other current liabilities	(330,900)
Lease liabilities non-current portion	(359,763)
Deferred tax liabilities	(270,244)
Total	**3,863,340**
Total purchase price is comprised of:	
Cash consideration	3,920,000
Forward loss	(56,660)
Total	**3,863,340**

23. BUSINESS COMBINATIONS (continued)

(a) Shengdu acquisition (continued)

Cash used for the acquisition of businesses, net of cash acquired as reported in the Consolidated Statement of Cash Flows for the six months ended June 30, 2022 was RMB3,362.3 million and the RMB120.0 million consideration of cash relating to this staggered acquisition paid in prior years.

In connection with the Shengdu transaction, the Company recorded goodwill of RMB3,060.8 million, which is attributable primarily to expected synergies, expanded market opportunities, and other expected benefits that the Company believes it will result from combining its operations with the operations of Shengdu. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. Goodwill has been allocated to the home renovation and furnishing segment.

The total revenue and net loss from Shengdu that are included in the Group's unaudited condensed consolidated statement of comprehensive income (loss) for the six months ended June 30, 2022 were RMB902.1 million and RMB37.0 million, respectively.

The purchase price allocation to identifiable intangible assets acquired is as follows:

	Estimated Fair Value	Estimated Useful Life
	RMB in thousands	In years
Trademark	1,049,500	10

Trademark acquired are amortized using a straight-line method that reflects the pattern in which economic benefits of the intangible assets are consumed.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Shengdu for the six months ended June 30, 2022, as if the acquisition of Shengdu had occurred on January 1, 2021, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

23. BUSINESS COMBINATIONS (continued)

(a) Shengdu acquisition (continued)

	For the six months ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Net Revenue	**27,501,756**	46,518,666
Net Income (Loss)	**(2,657,877)**	2,046,385

The pro forma net loss for the periods presented includes RMB39.4 million for the amortization of identifiable intangible asset net of tax for each period. The relevant tax impact was determined using the actual effective income tax rate of Shengdu for each presented period.

(b) Other acquisitions

During the six months ended June 30, 2022, the Group also acquired several small real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC, and one home renovation company. All these acquisitions individually and in aggregate were not material.

24. SEGMENT INFORMATION

(a) Description of segments

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

These changes in segment reporting align with the manner in which the Group's CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income (loss) or unaudited condensed consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

24. SEGMENT INFORMATION (continued)

(a) Description of segments (continued)

The Group now operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group's reportable segment:

(1) Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group's transaction center.

(2) New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3) Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group's employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group's employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group's employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

24. SEGMENT INFORMATION (continued)

(b) Segments data

The following tables present summary information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Net revenues:		
Existing home transaction services	11,686,265	19,824,630
New home transaction services	12,576,293	23,814,158
Home renovation and furnishing	1,106,916	79,705
Emerging and other services	955,583	1,152,085
Total	**26,325,057**	44,870,578
Material costs, commission and compensation costs:		
Existing home transaction services	(7,331,729)	(11,763,191)
New home transaction services	(9,925,142)	(19,306,429)
Home renovation and furnishing	(791,046)	(74,735)
Emerging and other services	(529,858)	(149,529)
Total	**(18,577,775)**	(31,293,884)
Contribution:		
Existing home transaction services	4,354,536	8,061,439
New home transaction services	2,651,151	4,507,729
Home renovation and furnishing	315,870	4,970
Emerging and other services	425,725	1,002,556
Total	**7,747,282**	13,576,694

As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

25. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 7,924,221 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the six months ended June 30, 2022 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	For the Six Months Ended June 30,	
	2022	2021
	(RMB in thousands, except for share and per share data)	
Numerator:		
Net income (loss) attributable to KE Holdings Inc.	**(2,486,294)**	2,170,473
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	**(2,486,294)**	2,170,473

	For the Six Months Ended June 30,	
	2022	2021
	(RMB in thousands, except for share and per share data)	
Denominator:		
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	**3,569,657,105**	3,521,948,998
Adjustments for dilutive share options	**–**	68,467,706
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	**3,569,657,105**	3,590,416,704
Net income (loss) per share attributable to ordinary shareholders:		
– Basic	**(0.70)**	0.62
– Diluted	**(0.70)**	0.60

26. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the six months ended June 30, 2022 and 2021, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries ("Ziroom")	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries ("Yuanjing Mingde")	A group which management or operating policies significantly influenced by a director of the Company
Vanlian (Beijing) Decoration Co., Ltd. ("Vanlian")	An affiliate company of the Group
IFM Investments Limited ("IFM")	An affiliate company of the Group
Shengdu Home Renovation Co., Ltd. ("Shengdu")	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd ("Xinhewan")	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group

Shengdu was considered as a related party of the Group from December 10, 2021. On April 20, 2022, the Group completed the acquisition of Shengdu and Shengdu became a consolidated subsidiary of the Group (Note 23). Transactions between the Group and Shengdu from the period of December 10, 2021 to April 19, 2022 are disclosed as related party transactions.

Vanlian was an affiliate company of the Group. On January 4, 2022, the Group completed the acquisition of Vanlian and Vanlian became a wholly owned subsidiary of the Group. Transactions between the Group and Vanlian before January 3, 2022 are disclosed as related party transactions.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

26.   RELATED PARTY TRANSACTIONS (continued)

(i)   The Group entered into the following transactions with related parties:

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Revenues from related parties		
Agency services, online marketing services and home renovation services provided to Vanlian	**–**	59,763
Online marketing services provided to Ziroom	**44,577**	52,487
Agency services provided to Ziroom	**16,451**	22,576
Platform services provided to IFM	**31,020**	39,348
Agency services and other services provided to Shengdu	**8,700**	–
Agency services provided to Yuanjing Mingde	**3,166**	98
Technical services provided to Tencent	**745**	1,608
Commission support services provided to brokerage firms	**208,993**	197,567
Platform and franchise services provided to brokerage firms	**4,951**	3,056
Others	**633**	–
Total	**319,236**	376,503

Agency services refer to services to facilitate home sales or leases. A certain percentage of commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

26. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

Platform services refer to the fees the Group charged for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's Deyou brand.

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Services provided by related parties		
Online marketing and technical services from Tencent	**88,857**	90,562
Rental and property management services from Yuanjing Mingde	**13,048**	14,417
Referral services from IFM	**3,286**	6,375
Services from Ziroom	**2,898**	3,925
Referral services from brokerage firms	**269,702**	357,943
Others	**–**	972
Total	**377,791**	474,194

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

Referral services provided by related parties mainly refer to customer referrals from related parties.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

26.   RELATED PARTY TRANSACTIONS (continued)

(i)   The Group entered into the following transactions with related parties: (continued)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Other income		
Interest income from loans provided to IFM	**–**	1,138
Interest income from loans provided to Xinhewan	**2,112**	–
Interest income from loans provided to others	**1,321**	771
Total	**3,433**	1,909

(ii)   On May 31, 2021, the Group invested in 29.16% of the equity interests of Yuanjing Mingchuang with certain preference rights with a total cash consideration of RMB700 million. Yuanjing Mingchuang is a subsidiary of Yuanjing Mingde. For the detail, please refer to Note 11.

(iii) As of June 30, 2022 and December 31, 2021, the Group had the following lease balances and transactions with related parties:

	As of June 30, 2022	As of December 31, 2021
	RMB	RMB
	(in thousands)	
Operating Leases		
Store leases from Yuanjing Mingde	**129,745**	136,164
Administrative office leases from Ziroom	**66**	51
Total operating lease assets	**129,811**	136,215
Operating lease liabilities, current from Yuanjing Mingde	**8,132**	8,213
Operating lease liabilities, current from Ziroom	**45**	51
Operating lease liabilities, non-current from Yuanjing Mingde	**120,960**	125,075
Total operating lease liabilities	**129,137**	133,339

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

26. RELATED PARTY TRANSACTIONS (continued)

(iii) (continued)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
	(in thousands)	
Operating lease cost from related parties		
Operating lease cost from Yuanjing Mingde	**9,606**	8,517
Operating lease cost from Ziroom	**75**	48
Operating lease cost from brokerage firms	**–**	49
Total	**9,681**	8,614

(iv) As of June 30, 2022 and December 31, 2021, the Group had the following balances with related parties:

	As of June 30, 2022	As of December 31, 2021
	RMB	RMB
	(in thousands)	
Amounts due from and prepayments to related parties		
Ziroom	**352,286**	349,375
Vanlian	**–**	209,087
IFM	**7,982**	7,799
Yuanjing Mingde	**8,966**	7,471
Shengdu	**–**	6,431
Tencent	**84**	175
Brokerage firms	**17,072**	10,485
Others	**7,826**	519
Total	**394,216**	591,342
Amounts due to related parties		
Vanlian	**–**	143,804
Tencent	**41,154**	35,269
Ziroom	**30,176**	30,872
IFM	**27,103**	22,893
Yuanjing Mingde	**2,773**	8,569
Shengdu	**–**	1,498
Brokerage firms	**303,139**	339,911
Others	**666**	1,262
Total	**405,011**	584,078

As of June 30, 2022 and December 31, 2021, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

26. RELATED PARTY TRANSACTIONS (continued)

(iv) (continued)

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
	(in thousands)	
Loan receivables from related parties		
Short-term loans to IFM	**20,000**	20,000
Short-term loans to others (a)	**15,847**	22,788
Current portion of long-term loans to Xinhewan (b)	**13,770**	–
Long-term loans to Xinhewan (b)	**25,461**	–
Long-term loans to others (a)	**5,000**	–
Total	**80,078**	42,788

(a) The balance of loans to others included the loans provided to entities that the Group invested and has significant influence in for operating of business of these entities, net of allowance for credit losses.

(b) In January 2022, the Group entered into a three-year RMB44.5 million loan agreement with Xinhewan at an annual fixed borrowing rate of 12%. The principal and interests are repayable to the Group in thirty-six equal instalments. As of June 30, 2022, RMB13.8 million of the loan was due within one year; the remaining RMB25.5 million was classified as long-term loan receivables from related parties on the unaudited condensed consolidated balance sheet.

As of June 30, 2022, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the unaudited condensed consolidated statements of cash flows.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

27. COMMITMENTS AND CONTINGENCIES

	As of June 30, 2022 RMB (in thousands)
Investment commitments (i)	120,418
Operating leases commitments (ii)	516,000
Purchase of property and equipment	6,386
Purchase of services	2,319
Total	**645,123**

	Amounts RMB (in thousands)
Remainder of 2022	210,180
2023	159,147
2024	134,627
2025	86,376
2026	35,183
Thereafter	19,610
Total	645,123

(i)   Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements.

(ii)   Operating leases commitments represent the Group's obligations for leasing premises.

28. DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2022 and 2021.

29. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the unaudited condensed consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited condensed consolidated financial statements other than as discussed below.

Share Repurchase Program

In May 2022, the Board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its American depositary shares ("ADSs") in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period.

On August 12, 2022, the Board obtained the general mandate from the shareholders during Annual General Meeting.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income (loss) data

	For the Six Months Ended June 30, 2022							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Cost of revenues	(21,396,865)	–	(1,324)	123,201	(58,254)	–	–	(21,333,242)
Sales and marketing expenses	(1,982,513)	–	–	5,227	(73,118)	–	–	(2,050,404)
General and administrative expenses	(3,777,808)	–	–	16,968	(166,274)	24,810	–	(3,902,304)
Research and development expenses	(1,527,590)	–	–	–	1,060	–	–	(1,526,530)
Interest income, net	273,454	–	–	(140,489)	–	–	–	132,965
Fair value changes of convertible redeemable preferred shares	(339,952)	–	–	–	–	–	(19,229)	(359,181)
Impairment loss for equity investments accounted for using measurement alternative	(251,002)	–	–	–	–	–	26,237	(224,765)
Other income, net	896,648	–	–	–	–	–	(115)	896,533
Income (loss) before income tax expense	(1,866,087)	–	(1,324)	4,907	(296,586)	24,810	6,893	(2,127,387)
Income tax expense	(619,255)	–	–	(10,205)	–	–	–	(629,460)
Net income (loss)	(2,485,342)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,756,847)
Net income (loss) attributable to KE Holdings Inc.	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited condensed consolidated statements of comprehensive income (loss) data (continued)

	For the Six Months Ended June 30, 2021							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Cost of revenues	(34,721,056)	–	(17,028)	130,432	(84,836)	–	–	(34,692,488)
Sales and marketing expenses	(2,297,778)	–	–	–	4,226	–	–	(2,293,552)
General and administrative expenses	(4,309,749)	–	–	(754)	6,954	–	–	(4,303,549)
Research and development expenses	(1,412,964)	–	–	–	(127,183)	–	–	(1,540,147)
Interest income, net	150,764	–	–	(155,318)	–	–	–	(4,554)
Income (loss) before income tax expense	3,366,882	–	(17,028)	(25,640)	(200,839)	–	–	3,123,375
Income tax expense	(1,192,509)	–	–	–	–	–	–	(1,192,509)
Net income (loss)	2,174,373	–	(17,028)	(25,640)	(200,839)	–	–	1,930,866
Net income (loss) attributable to KE Holdings Inc.	2,170,473	–	(17,028)	(25,640)	(200,839)	–	–	1,926,966
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	2,170,473	–	(17,028)	(25,640)	(200,839)	–	–	1,926,966

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data

	As of June 30, 2022							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	515,104	–	2,202	–	–	–	–	517,306
Prepayments, receivables and other assets	3,741,472	–	–	–	–	–	–	3,741,472
Right-of-use assets	8,585,427	–	–	(180,435)	–	–	–	8,404,992
Long-term investments, net	25,328,412	–	–	–	–	–	6,893	25,335,305
Other non-current assets	1,015,758	–	(7,924)	21,370	–	–	–	1,029,204
Total assets	**104,366,182**	**–**	**(5,722)**	**(159,065)**	**–**	**–**	**6,893**	**104,208,288**
Accrued expenses and other current liabilities	3,561,129	–	(28,225)	–	–	–	–	3,532,904
Total liabilities	**37,710,696**	**–**	**(28,225)**	**–**	**–**	**–**	**–**	**37,682,471**
Additional paid-in capital	79,929,628	29,811,702	–	–	791,011	45,338	–	110,577,679
Accumulated other comprehensive loss	(1,550,221)	241,343	–	–	–	–	–	(1,308,878)
Accumulated deficit	(12,329,140)	(30,053,045)	22,503	(159,065)	(791,011)	(45,338)	6,893	(43,348,203)
Total shareholders' equity	66,655,486	–	22,503	(159,065)	–	–	6,893	66,525,817

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

	As of December 31, 2021							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	702,452	–	55	–	–	–	–	702,507
Prepayments, receivables and other assets	3,129,950	–	–	–	–	(24,810)	–	3,105,140
Right-of-use assets	7,244,211	–	–	(185,342)	–	–	–	7,058,869
Other non-current assets	1,181,421	–	(7,924)	31,575	–	–	–	1,205,072
Total assets	100,318,865	–	(7,869)	(153,767)	–	(24,810)	–	100,132,419
Accrued expenses and other current liabilities	3,451,197	–	(31,696)	–	–	–	–	3,419,501
Total liabilities	33,263,372	–	(31,696)	–	–	–	–	33,231,676
Additional paid-in capital	78,972,169	29,811,702	–	–	494,425	45,338	–	109,323,634
Accumulated other comprehensive loss	(2,639,723)	241,343	–	–	–	–	–	(2,398,380)
Accumulated deficit	(9,842,846)	(30,053,045)	23,827	(153,767)	(494,425)	(70,148)	–	(40,590,404)
Total shareholders' equity	67,055,493	–	23,827	(153,767)	–	(24,810)	–	66,900,743

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

Notes:

(i)   Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)   Provision for credit losses

1)   Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)   Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)   Lease accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

30. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data (continued)

Notes: (continued)

(iv) Share-based compensation

1) Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2) Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3) Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

(v) Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

GENERAL INFORMATION

(1) RESULTS AND DIVIDEND

The Group's results for the six months ended June 30, 2022 and the state of affairs of the Group as of June 30, 2022 are set out in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income (loss), unaudited condensed consolidated statements of changes in shareholders' equity (deficit), unaudited condensed consolidated statements of cash flows and the accompanying notes on pages 17 to 122. The Board did not recommend the distribution of any interim dividend for the Reporting Period.

(2) PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, the Company proposed to establish a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/ or ADSs over a 12-month period ("**Share Repurchase Program**"). Following the approval of the Repurchase General Mandate (as defined below) at the AGM (as defined below) and up to the Latest Practicable Date, the Company has established the Share Repurchase Program and exercised its powers under the Repurchase General Mandate (as defined below) to repurchase the ADSs granted by the Shareholders of the Company to the Board, and repurchased a total of 1,611,757 ADSs (representing 4,835,271 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$28,002,970.38.

Details of the repurchase of Class A ordinary Shares represented by ADSs on the NYSE are summarized as follows:

| | | Price Paid per Share | | |
Month of Repurchase	Number and Method of Repurchased Shares	Highest Price Paid (US$)	Lowest Price Paid (US$)	Aggregate Consideration (US$)
September 2022	4,835,271 on the NYSE	6.14	5.42	28,002,970.38

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its Shareholders as a whole.

As of the Latest Practicable Date, all of the Class A ordinary shares represented by ADSs repurchased in September 2022 are in the process of being cancelled. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company will simultaneously reduce their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR of the Company shall not be increased, pursuant to the requirements under 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities since the Listing Date and up to the Latest Practicable Date.

GENERAL INFORMATION

(3) DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of June 30, 2022, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Company have been disclosed in "General Information – (4) Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) Interest in the Shares and underlying Shares of the Company

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding [4] (%)	Approximate Percentage of Shareholding in the Total Issued and Outstanding Share Capital [5] (%)
Tao Xu[1]	Beneficial owner	Class A ordinary share	10,000,000	0.28%	0.26%
Wangang Xu[2]	Beneficial owner	Class A ordinary share	29,918,050	0.82%	0.79%
	Founder of a discretionary Trust	Class A ordinary share	23,454,655	0.65%	0.62%
Xiaohong Chen[3]	Interest held by controlled corporations	Class A ordinary share	22,157,895	0.61%	0.58%
	Beneficial owner	Class A ordinary share	10,965	0.00%	0.00%

Notes:

(1)   10,000,000 Class A ordinary shares were beneficially owned by Tao Xu.

(2)   29,918,050 Class A ordinary shares were beneficially owned by Wangang Xu.

23,454,655 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by Maples Trustee Services (Cayman) Limited as the trustee of G&J Trust, a discretionary trust established by Wangang Xu (as the settlor). Accordingly, Wangang Xu is deemed to be interested in 23,454,655 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO.

(3)   5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P., and 7,313,160 Class A ordinary shares were held by H Capital through H Capital XM, L.P. Xiaohong Chen is the founding and managing partner of H Capital.

Xiaohong Chen has been granted share options representing 3,655 ADSs (representing 10,965 Class A ordinary shares) of the Company.

(4)   The calculation is based on the 3,635,326,756 Class A ordinary shares issued and outstanding as of June 30, 2022.

(5)   The calculation is based on the total number of 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares issued and outstanding as of June 30, 2022.

(B)   Interests in the shares of associated corporations

Associated Corporation	Name of Director	Nature of Interest	Approximate Percentage of Shareholding
Beijing Lianjia	Yongdong Peng	Interest held by controlled corporations	4.79%
	Yigang Shan	Beneficial owner	3.51%
		Interest held by controlled corporations	12.60%
	Wangang Xu	Beneficial owner	1.63%
Tianjin Xiaowu	Yigang Shan	Beneficial owner	5.62%
Yiju Taihe	Yigang Shan	Beneficial owner	0.70%
		Interest held by controlled corporations	1.26%
	Wangang Xu	Beneficial owner	0.34%
Beijing Beijia	Yongdong Peng	Beneficial owner	25.00%
	Tao Xu	Beneficial owner	25.00%
Beijing Beihao	Wangang Xu	Beneficial owner	4.17%

Save as disclosed above, as of June 30, 2022, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

GENERAL INFORMATION

(4) INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2022, the following persons had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding [8] (%)
Class A ordinary shares				
Cantrust[1]	885,301,280	Interest in controlled corporations	Long position	24.35%
Grain Bud[1]	885,301,280	Interest in controlled corporation	Long position	24.35%
Propitious Global[1]	885,301,280	Beneficial owner	Long position	24.35%
Mrs. Zuo[1]	885,301,280	Others	Long position	24.35%
Baihui Partnership[1]	885,301,280	Interest in controlled corporation	Long position	24.35%
Ample Platinum Holdings Limited[1]	885,301,280	Interest in controlled corporations	Long position	24.35%
Yongdong Peng[2]	957,125,530	Interest in controlled corporations	Long position	26.33%
Yigang Shan[3]	53,868,189	Founder of a discretionary trust	Long position	25.83%
	885,301,280	Interest in controlled corporations	Long position	
Tencent Holdings Limited[4]	410,842,111	Interest in controlled corporations	Long position	11.30%
Tencent Mobility Limited[4]	245,499,801	Beneficial owner	Long position	6.75%
The Goldman Sachs Group, Inc.[5]	216,755,301	Interest in controlled corporations	Long position	5.96%
	197,017,264		Short position	5.42%
Class B ordinary shares				
Yongdong Peng[6]	110,116,275	Interest in controlled corporation	Long position	69.74%
Ever Orient International Limited[6]	110,116,275	Beneficial owner	Long position	69.74%
Yigang Shan[7]	47,777,775	Founder of a discretionary trust	Long position	30.26%
Trident Trust Company (HK) Limited[7]	47,777,775	Interest in controlled corporations	Long position	30.26%
Sapient Rich Holdings Limited[7]	47,777,775	Interest in controlled corporation	Long position	30.26%
Clover Rich Limited[7]	47,777,775	Beneficial owner	Long position	30.26%

Notes:

(1) Cantrust, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 885,301,280 Class A ordinary shares. Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited.

(2) 957,125,530 Class A ordinary shares includes (i) 71,824,250 Class A ordinary shares directly held by Ever Orient International Limited, a corporation wholly-controlled by Yongdong Peng, and (ii) 885,301,280 Class A ordinary shares held by Propitious Global. Pursuant to the POA Arrangement, Baihui Partnership, the general partner of which is Ample Platinum Holdings Limited, was entrusted to exercise the voting powers over the Shares held by Propitious Global. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 885,301,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3) 53,868,189 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Yigang Shan and his family members.

Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 885,301,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4) Tencent Holdings Limited was interested in 410,842,111 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited. Among that, 119,965,800 Class A ordinary shares have been lent by Tencent Mobility Limited as lender under a stock borrowing and lending agreement.

(5) The Goldman Sachs Group, Inc. had long position in 216,755,301 Class A ordinary shares and short position in 197,017,264 Class A ordinary shares through its various subsidiaries or entities controlled by it.

(6) 110,116,275 Class B ordinary shares are directly held by Ever Orient International Limited, a corporation wholly-controlled by Yongdong Peng.

(7) 47,777,775 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Yigang Shan and his family members.

(8) The calculation is based on the total number of 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares issued and outstanding as of June 30, 2022.

As of June 30, 2022, The Bank of New York Mellon Corporation had long position in 1,900,015,137 Class A ordinary shares represented by ADSs, short position in 1,879,814,634 Class A ordinary shares represented by ADSs, and lending pool of 241,002 Class A ordinary shares represented by ADSs as depositary bank of the Company. Save as disclosed above, as of June 30, 2022, no other person had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

GENERAL INFORMATION

(5) COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code from the Listing Date to the Latest Practicable Date.

(6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix 14 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code as set out in Appendix 14 of the Listing Rules, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, from the Listing Date to the Latest Practicable Date, the Company has complied with all applicable principles and code provisions of the CG Code.

In light of the amendments to the CG Code which came into effect on January 1, 2022 and the additional requirements imposed on the corporate governance reports for the financial year commencing on or after January 1, 2022, the Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the CG Code. The Company will report its compliance with the latest version of the CG Code in the corporate governance report of the Company for the year ended December 31, 2022.

(7) REVIEW OF THE INTERIM REPORT BY THE AUDIT COMMITTEE OF THE COMPANY

The Audit Committee of the Company comprised Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors. The Audit Committee of the Company has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2022.

(8) REVIEW OF THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements, including reconciliation between U.S. GAAP and International Financial Reporting Standards, of the Group for the six months ended June 30, 2022 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 — "Review of interim financial information performed by the independent auditor of the entity." The unaudited condensed consolidated interim financial statements of the Group for the six months ended June 30, 2022 have also been reviewed by the Audit Committee of the Company.

(9) WEIGHTED VOTING RIGHTS

The Company has a weighted voting rights structure. Under the Company's weighted voting rights structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis (save for the specified exception for the compliance of Rule 8A.24 of the Listing Rules). The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promoting the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

GENERAL INFORMATION

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

Name of WVR Beneficiaries	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate Percentage of Issued Share Capital[1]	Approximate Percentage of Voting Rights[1][2]
Yongdong Peng[3]	71,824,250	110,116,275	4.8%	22.5%
Yigang Shan[4]	53,868,189	47,777,775	2.7%	10.2%
Total	125,692,439	157,894,050	7.5%	32.7%

Notes:

(1)   The calculation is based on the total number of 3,635,326,753 Class A ordinary shares and 157,894,050 Class B ordinary shares issued and outstanding as of the Latest Practicable Date.

(2)   On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 885,301,280 Class A ordinary shares held by Propitious Global.

(3)   110,116,275 Class B ordinary shares and 71,824,250 Class A ordinary shares are held by Ever Orient International Limited, which is wholly-controlled by Yongdong Peng.

(4)   47,777,775 Class B ordinary shares and 53,868,189 Class A ordinary shares are held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Yigang Shan and his family members.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 157,894,050 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 157,894,050, representing approximately 4.3% of the total number of issued and outstanding Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules;

(iv)   when the Class B ordinary shares have been converted to Class A ordinary shares;

(v)   neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi)   a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

(10) THE SHARE INCENTIVE PLANS

2018 Share Option Plan

Purposes

The purpose of 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Participants

The participants under 2018 Share Option Plan may include employees, Directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

Maximum Number of Shares Available under the 2018 Share Option Plan

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"). No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further options under the 2018 Share Option Plan has been or will be granted after the Listing Date.

GENERAL INFORMATION

Duration

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years.

Details of the Outstanding Options Granted under the 2018 Share Option Plan

As of June 30, 2022, the aggregate number of Class A ordinary shares subject to the outstanding options granted under the 2018 Share Option Plan amounted to 56,271,867, representing approximately 1.48% of the total issued and outstanding Shares of the Company as of June 30, 2022.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

Grantees	Number of Underlying Class A ordinary shares as of January 1, 2022	Number of options granted during the Reporting Period	Number of options exercised during the Reporting Period	Number of options lapsed during the Reporting Period	Number of options cancelled during the Reporting Period	Number of Underlying Class A ordinary shares as of June 30, 2022	Exercise price
Director							
Xiaohong Chen	10,965[1]	–	–	–	–	10,965[1]	US$0.00002
Employees and other grantees[6]	70,122,450[2]	4,073,400[3]	11,252,970[4]	–	6,681,978	56,260,902[5]	US$0.00002
Total	70,133,415	4,073,400	11,252,970	–	6,681,978	56,271,867	US$0.00002

Notes:

(1)   The grant date was July 23, 2021. Such options were vested upon grant.

(2)   The grant dates were from July 6, 2018 to December 27, 2021. The vesting periods were from one to ten years.

(3)   The grant dates were from January 27, 2022 to April 2, 2022. The vesting periods were from three months to five years. The closing prices of the ADSs before the dates of grants were from US$13.11 to US$19.14.

(4)   The weighted average closing price of the ADSs immediately before the dates of exercises were US$14.09.

(5)   The grant dates were from July 6, 2018 to April 2, 2022. The vesting periods were from three months to ten years.

(6)   Other grantees were former employees.

(7)   The exercise period of the options granted shall commence from the dates on which the relevant options become vested and ended on the expiry dates, subject to the terms of the 2018 Share Option Plan and the award agreements signed by the grantees.

2020 Share Incentive Plan

Purposes

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the "**Awards under 2020 Share Incentive Plan**") approved by the Board or the compensation committee of the Board pursuant to 2020 Share Incentive Plan.

Maximum Number of Shares Available under the 2020 Share Incentive Plan

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be further issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913. As of June 30, 2022, the Company had not granted any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

Duration

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years.

Details of the Outstanding Restricted Share Units Granted under the 2020 Share Incentive Plan

As of June 30, 2022, the aggregate number of Class A ordinary shares subject to the outstanding restricted share units granted under the 2020 Share Incentive Plan amounted to 41,565,174, representing approximately 1.10% of the total issued and outstanding Shares of the Company as of June 30, 2022. The table set out below shows the details of the outstanding restricted share units granted to the employees and other grantees under the 2020 Share Incentive Plan.

Name of the grantee	Date of grant	Vesting Period	Grant price per Class A ordinary shares	Number of underlying Class A ordinary shares	Percentage of issued and outstanding Shares in the Company
Employees and other grantees[1]	June 30, 2021 to June 28, 2022	Six months to ten years[2]	Nil	41,565,174	1.10%

Notes:

(1)   Other grantees were former employees.

(2)   The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will be vested at a specified time after the date of grant; (ii) 100% of the awards will be vested within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will be vested at the time of grant.

GENERAL INFORMATION

2022 Share Incentive Plan

Purposes

The 2022 Share Incentive Plan became effective on May 5, 2022. The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the "**Awards under 2022 Share Incentive Plan**") approved by the Board or any committee(s) authorized by the Board pursuant to 2022 Share Incentive Plan.

Maximum Number of Shares Available under the 2022 Share Incentive Plan

The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439. The Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares, taking effect from May 5, 2022. The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

Duration

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years.

(11) SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, from the Listing Date to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

(12) DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the Listing Date and up to the Latest Practicable Date:

Name of Director	Details of Changes
Xiaohong Chen	Ms. Chen has entered into an appointment letter with the Company on August 12, 2022 to extend the previous appointment letter for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous appointment letter. There is no change to her emoluments except for the basis of determining the awards to be granted to her.
Hansong Zhu	Mr. Zhu no longer served as an independent director of Kidswant Children Products Co., Ltd. (孩子王兒童用品股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301078, after his term expired, with effect from May 20, 2022.
	Mr. Zhu has entered into an appointment letter with the Company on August 11, 2022 to extend the previous appointment letter for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous appointment letter. There is no change to his emoluments except for the basis of determining the awards to be granted to him.
Jun Wu	Mr. Wu has been appointed as a non-independent director of Unilumin Group Co., Ltd. (深圳市洲明科技股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 300232, since May 20, 2022.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

GENERAL INFORMATION

(13) MATERIAL LITIGATION

On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned *Chin v. KE Holdings Inc. et al.*, No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC ("**Muddy Waters**") announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in the above-named securities class action base their allegations mainly on the allegations in the Muddy Waters report. Plaintiffs allege, in sum and substance, that the Company's disclosures were materially false and/or misleading because they: (i) inflated the Company's GTV; (ii) inflated the Company's revenues; and (iii) inflated the number of stores and agents using the Company's platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. We intend to vigorously defend ourselves against this and any related litigation. As confirmed by our legal counsel based on their review of the amended complaint filed by Lead Plaintiff on June 17, 2022, we believe the allegations in this action are without merit as the amended complaint's allegations are conclusory, and we intend to vigorously defend ourselves against this action and any related litigation, including by arguing that Plaintiffs have failed to state any claim as a matter of law. Motion-to-dismiss briefing is now in progress. As the action remains in its preliminary stage, we cannot predict the timing, outcome or consequences of the class action.

Saved as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2022, and the Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date.

(14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD

On August 12, 2022, the Company held its annual general meeting of Shareholders (the "**AGM**"), together with the respective class meetings of holders of Class A ordinary shares and Class B ordinary shares (the "**Class Meetings**") in Beijing, China. Each of the proposed resolutions submitted for Shareholders' approval was adopted at the AGM and the Class Meetings, following which the Sixth Amended and Restated Memorandum and Articles of Association was adopted, a general mandate was granted to the Directors to issue Shares, and a general mandate was granted to the Directors to repurchase the Shares (the "**Repurchase General Mandate**").

Save as disclosed in this interim report, no important events affecting the Group occurred since June 30, 2022 and up to the Latest Practicable Date.

(15) SAFE HARBOR STATEMENT

This interim report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the business outlook and quotations from management in this interim report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this interim report is as of the Latest Practicable Date, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

(16) APPROVAL OF THE INTERIM REPORT

The interim report and the unaudited interim results of the Group for the six months ended June 30, 2022 were approved and authorized for issue by the Board on August 23, 2022.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Tao Xu (徐濤)
Wangang Xu (徐萬剛)

Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

JOINT COMPANY SECRETARIES

Mr. Matthew Huaxia Zhao (趙華夏) *(resigned with effect from September 1, 2022)*
Siting Li (李思婷) *(appointed with effect from September 1, 2022)*
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

AUTHORIZED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華)

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong laws:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place,
Quarry Bay
Hong Kong

As to U.S. laws:
Skadden, Arps, Slate, Meagher & Flomand affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

As to PRC law:
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

As to Cayman Islands law:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPLIANCE ADVISER

Maxa Capital Limited
Unit 1908 Harbour Center
25 Harbour Road
Wanchai
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

STOCK SHORT NAME

BEKE – W

STOCK EXCHANGE STOCK CODE

2423

NYSE SYMBOL

BEKE

COMPANY WEBSITE

investors.ke.com

DEFINITIONS

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

"2018 Share Option Plan"	the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares
"2020 Share Incentive Plan"	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or compensation committee of the Board
"2022 Share Incentive Plan"	the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or any committee(s) authorized by the Board
"ADS(s)"	American depositary shares, each of which represents three Class A ordinary shares
"Articles" or "Articles of Association"	our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"associated corporation(s)"	has the meaning ascribed to it under the Part XV of the SFO
"Baihui Partnership"	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as of the Latest Practicable Date, each of Yongdong Peng and Yigang Shan controlled 50% of the equity interests in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement
"Beijing Beihao"	Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date
"Beijing Beijia"	Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date

"Beijing Lianjia"	Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date
"Beike," "Group," "our Group," "the Group," "we," "us," or "our"	the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Board"	the board of Directors of the Company
"Cantrust"	Cantrust (Far East) Limited, a company incorporated in British Virgin Islands, a professional trustee appointed by Mr. Zuo to act as the trustee of the Z&Z Trust
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this interim report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis
"Company" "our Company" or "the Company"	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018
"Consolidated Affiliated Entity(ies)"	entities we control through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Controlling Shareholders"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Yongdong Peng and Yigang Shan as a group of controlling shareholders of the Company

DEFINITIONS

"Director(s)"	the director(s) of the Company
"Grain Bud"	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	September 16, 2022, being the latest practicable date for ascertaining the contents set out in this interim report
"*Lianjia*"	a real estate brokerage brand directly operated by the Company since 2001 and an integral part of *Beike* Platform
"Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	being May 11, 2022, on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"Mr. Zuo"	Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company
"Mrs. Zuo"	Ms. Yan Zhu, the spouse of Mr. Zuo and a Controlling Shareholder of the Company as of the Latest Practicable Date
"NYSE"	New York Stock Exchange

DEFINITIONS

"POA Arrangement"	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global
"Propitious Global"	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and is ultimately controlled by Mrs. Zuo, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Reporting Period"	the six months ended June 30, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SEC"	United States Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of Shares and, where the context requires, ADSs
"Shengdu"	Shengdu Home Renovation Co., Ltd. (聖都家居裝飾有限公司), a limited liability company established under the laws of the PRC on August 24, 2016, together with its subsidiaries and affiliates, a subsidiary of the Company
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700), was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange
"Tianjin Xiaowu"	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"U.S. GAAP"	accounting principles generally accepted in the United States
"U.S. dollar(s)," "US$" or "USD"	U.S. Dollars, the lawful currency of the U.S.
"VIEs," and each a "VIE"	Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao
"WVR" or "weighted voting right"	weighted voting right, has the meaning ascribed to it under the Hong Kong Listing Rules
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Yongdong Peng and Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date
"WVR structure"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Yiju Taihe"	Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date
"Z&Z Trust"	a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder of the Company as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo
"%"	per cent

In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organizations, institutions or enterprises established in China and their English translations, the Chinese version shall prevail.